Offering Memorandum: Part II of Offering Document (Exhibit A to Form C)

XTI Aircraft Company
2209 Green Oaks Lane
Greenwood Village, CO 80121
http://www.xtiaircraft.com/home/

Up to $1,069,999.50 in Common Stock at $1.50
Minimum Target Amount: $9,999.00

A crowdfunding investment involves risk. You should not invest any funds in this offering unless you can afford to lose your entire investment.

In making an investment decision, investors must rely on their own examination of the issuer and the terms of the offering, including the merits and risks involved. These securities have not been recommended or approved by any federal or state securities commission or regulatory authority. Furthermore, these authorities have not passed upon the accuracy or adequacy of this document.

The U.S. Securities and Exchange Commission does not pass upon the merits of any securities offered or the terms of the offering, nor does it pass upon the accuracy or completeness of any offering document or literature.

These securities are offered under an exemption from registration; however, the U.S. Securities and Exchange Commission has not made an independent determination that these securities are exempt from registration.

Company:

Company: XTI Aircraft Company
Address: 2209 Green Oaks Lane, Greenwood Village, CO 80121
State of Incorporation: DE
Date Incorporated: September 29, 2009

Terms:

Equity

Offering Minimum: $9,999.00 | 6,666 shares of Common Stock
Offering Maximum: $1,069,999.50 | 713,333 shares of Common Stock
Type of Security Offered: Common Stock
Purchase Price of Security Offered: $1.50
Minimum Investment Amount (per investor): $450.00

Maximum Number of Shares Offered subject to adjustment for bonus shares. See Bonus info below

Bonus shares based on timing

If you invest in the first 30 days you get 10% bonus shares

If you invest in the second 30 days you get 5% bonus shares

Bonus shares based on amount invested

If you invest over $2,500 you get 5% bonus shares

If you invest over $5,000 you get 10% bonus shares

If you invest over $10,000 you get 15% bonus shares

The 10% Bonus for StartEngine Shareholders

XTI Aircraft Company will offer 10% additional bonus shares for all investments that are committed by investors that are eligible for the StartEngine Crowdfunding Inc. OWNer's bonus.

This means eligible StartEngine shareholders will receive a 10% bonus for any shares they purchase in this offering. For example, if you buy 100 shares of Common Stock at $1.50 / share, you will receive 110 Common Stock shares, meaning you'll own 110 shares for $150. Fractional shares will not be distributed and share bonuses will be determined by rounding down to the nearest whole share.

This 10% Bonus is only valid during the investors eligibility period. Investors eligible for this bonus will also have priority if they are on a waitlist to invest and the company surpasses its maximum funding goal. They will have the first opportunity to invest should room in the offering become available if prior investments are cancelled or fail.

Investors will only receive a single bonus, which will be the highest bonus rate they are eligible for.

The Company and its Business

Company Overview

XTI is an aircraft manufacturer that is developing a "vertical takeoff airplane" – the TriFan 600. This first-of-its-kind fixed-wing airplane combines features of a private jet allowing high speed travel over long distances in comfort, with the capability to take off and land like a helicopter. A primary driver of why people choose to fly privately is the time they save traveling versus flying commercially. XTI analyzed the market for a vertical takeoff airplane. It determined that existing aircraft are unable to save as many travel hours as the TriFan 600, which potentially reduces total trip times by as much as half. XTI believes that offering a product that reaches over 20 times the number of U.S. airports than the airlines, over three times the number of airports than business jets can fly into, that departs and lands in remote locations without an airstrip, and translates to significant time savings, could result in a successful business within a multi-billion dollar industry.

Background

XTI is an early-stage aircraft manufacturer that is creating a revolutionary solution for the business aviation industry. Based in Denver, Colorado, the company's mission is to develop innovative solutions to universal business aviation problems by enabling true point-to-point air travel over long distances.

Almost 84% of organizations that use business aircraft identify reducing total trip times or reaching remote locations not served by scheduled airlines as primary reasons for using business aircraft – both dominant features of the TriFan 600.

Our vertical takeoff airplane has unique advantages over existing private airplanes which still require time-consuming trips to and from a limited number of airports, and over helicopters which fly at much slower speeds, significantly shorter distances, and in less comfort than typical business jets. We are rethinking how people travel by developing an aircraft that combines a helicopter's ability to take off and land from almost anywhere, with the speed and range of a private jet. The TriFan 600 will offer true point-to-point travel over longer distances – greatly reducing total travel time by departing from or arriving into locations that are much closer to the customer's point of departure and/or destination, including remote locations – almost eliminating time spent driving to and from an airport, with the potential of adding back hours to those whose time is valued by the number of meetings or destinations they can reach in a single day.

TriFan 600

The latest aircraft technology and materials have become available commercially and have advanced tremendously over the past 55 years, including advances in turboshaft engines, which make them lighter, more powerful, more reliable, and more fuel efficient, as well as advanced composite structures making aircraft lighter, and digital computer technology which greatly improves controllability. These advances, combined with the TriFan's unique hybrid-electric propulsion system, which takes full advantage of advances in battery and electric motor technologies, and the 21st century innovation of XTI, have resulted in a fixed- wing ducted fan VTOL aircraft that the Company believes will be fully functional and practical, with competitive speed, range, and comfort for a pilot plus five passengers, and a substantial payload capability.

In designing the TriFan 600, we identified certain goals and guidelines for the performance and capabilities for the airplane, including:

• Begin with a proven fixed-wing airplane configuration (not a rotorcraft platform), and develop ducted fan technology for vertical take-off and landing, because: (a) ducted fans are safer and more compact than helicopter rotors, (b) the aircraft will be able to achieve the speed, range, comfort, and the other advantages of a fixed-wing aircraft; and (c) fixed-wing aircraft are safer and easier to operate than conventional rotorcraft.

• Use currently available components to create a hybrid-electric drive system that will result in business aircraft performance, low procurement cost, low operating cost.

• Create a sleek luxury aircraft which will seat six people, cruise at 350 miles per hour, and will have a range competitive with light turboprop fixed -wing business aircraft on one tank of fuel, and will out-perform any helicopter over distance.

• Minimize downwash from the fans so the aircraft can land and take off from existing helipads and driveways, and other paved surfaces.

• Design the aircraft with sufficient redundancy in the critical components to maximize safety and increase the likelihood of securing FAA certification.

• Incorporate the most advanced technology and materials available, including fly-by-wire, all-composite carbon-fiber airframe, computer-assisted take-off and landing, and the most advanced state- of-the-art pilot- friendly safety technologies available to maximize safety and to provide the ultimate flying experience for the pilot and passengers.

• Design the aircraft to achieve maximum balance, control, and safety during vertical takeoff and landing and during transition to and from VTOL, through the basic location and configuration of the lifting fans and by advanced computer- assisted avionics.

• Design the aircraft's exterior and interior to be physically/aesthetically attractive and to provide maximum comfort, luxury and convenience to the passengers.

As a result of the advances in materials, computers, engines, batteries and other technologies over the past few decades, combined with our innovative team, we accomplished all of the above objectives in the conceptual design of the TriFan 600 and are now advancing these objectives in preliminary design engineering.

Production Plan and Suppliers

XTI intends to use a horizontally integrated manufacturing strategy whereby the company maintains control of all planning, design and final assembly aspects of the process, but outsources the manufacture of the vast majority of components (i.e., fuselage, engines, transmission, avionics, landing gear, etc.). XTI would only seek to design and manufacture a limited number of certain critical components, if any.

We intend to utilize the professional networks of our executive team, gained from decades of experience in the industry, to secure favorable supply agreements with leading manufactures. These suppliers will design and fabricate components to XTI's design specifications for incorporation into a final product. The majority of these components will be largely off-the-shelf systems used in other aircraft, with only limited customization or design features that are specifically required for the TriFan 600.

Under this plan, the company intends to focus its efforts on the most critical components for our success, while enjoying cost savings from using specialists in areas that are not as critical or customized. This will also allow the company to choose between multiple suppliers, reducing any potential dependence on a small set of suppliers.

Aviation Regulations

In the U.S., civil aviation is regulated by the Federal Aviation Administration (the "FAA"), which controls virtually every aspect of flight from pilot licensing to aircraft design and construction. The FAA requires that every civilian aircraft that flies in the U.S. must carry a valid type certificate and airworthiness certificate issued by the FAA or a foreign civil aviation authority.

The company will seek to obtain approval for the design of the TriFan 600 by obtaining a standard Type Certificate under the Federal Aviation Regulations. The FAA will conduct extensive testing and analysis of the company's TriFan 600 to determine the safety, stability, reliability and performance of the aircraft and that the aircraft complies with the applicable airworthiness standards for the TriFan 600's category of airplane. If the TriFan 600 is approved by the FAA, XTI will be issued a type certificate for it.

The FAA also issues standard airworthiness certificates to each aircraft that is manufactured in accordance with an approved design or type certificate. Rather than test each aircraft that is built, the FAA allows manufacturers to prove that their manufacturing process and quality control system produces conforming aircraft each time. Only a company that owns a type certificate is entitled to this authorization, called a production certificate. If the FAA approves of XTI's manufacturing process, the company will be issued a production certificate and each aircraft manufactured by XTI in accordance with the type certificate will receive an airworthiness certificate.

The process of obtaining a valid type certificate, production certificate and airworthiness certificate for the TriFan 600 will take several years. XTI is not permitted to deliver commercially produced aircraft to civilian customers until obtaining FAA certification, which effectively means that no significant revenue will be generated from civilian aircraft sales to fund operations until that time. Any delay in the certification process will negatively impact the company by requiring additional funds to be spent on the certification process and by delaying the company's ability to sell aircraft.

In addition to the FAA, operation of the TriFan 600 will be regulated by various state, county and municipal agencies. Specifically, flight of the TriFan 600 will be regulated by the FAA, while the ability to take off and land will be governed by the FAA and various zoning restrictions imposed by non-federal agencies in each location where an owner of the TriFan 600 intends to operate. These restrictions will vary by location and may limit the TriFan 600 to landing in already zoned areas. However, there are currently over 5,000 helipads in the U.S. where helicopters are already allowed to land. The company expects that the TriFan 600 will also be able to land legally and safely in these locations and at thousands of other paved areas or grassy areas, as long as it's safe and legal, as well as smaller general aviation airports unavailable to jets. Unlike jet aircraft, the TriFan 600 is not limited by runway length, clear landing approaches, and the sophistication of the electronic landing aids that serve larger general aviation airports. The TriFan 600 is both VTOL (vertical takeoff and landing) capable and STOL (short takeoff and landing capable). It will be able to take off and land from thousands of locations, thereby making the TriFan 600 much more versatile and able to use thousands of privately-owned locations in the U.S. and the world (driveways, lots, job sites, and other paved surfaces) that will not all be limited by local regulations. As a result, the company expects there will be sufficient locations for the TriFan 600 to take off and land.

Intellectual Property

We have sought to protect the intellectual property of the company through the use of patents, copyrights, trademarks, and trade secrets. Protection is supported by patent and copyright laws. Employee and third-party consultants have signed non-disclosure agreements with the company to further protect its proprietary rights. The company is continuing to develop intellectual property, and it intends to aggressively protect its position in key technologies. The company owns several trademarks protecting the company's name and logo, as well as extensive data, engineering analyses, and other intellectual property.

The company's patent and patent applications cover various embodiments of a vertical take-off and landing aircraft. In general terms, a "utility patent" protects the way an article is used and works, while a "design patent" protects the way an article looks.

The company is seeking broad patent protection in both respects. We have been granted a design patent titled "VTOL aircraft", also identifiable as publication number D741247. Also, US Patent 9,676,479 was issued on June 13, 2017. This utility patent covers the engineering and mechanical operation of the aircraft.

Furthermore, the company has filed several foreign patent applications where the aircraft will be sold and widely used, and received a utility patent from the Japanese Patent Office in 2019. Legal counsel also filed a Patent Cooperation Treaty ("PCT") application that claims priority back to the filing date for the provisional patent application. The PCT currently covers 141 countries that can be designated for protection, including a European and African patent.

David Brody, founder and Chairman of XTI, developed the TriFan 600 configuration and basic performance objectives, filed for the patents. Dr. Dennis Olcott, XTI's former Senior Vice President for Engineering and Chief Engineer, is co-inventor on certain patent applications. Mr. Brody and Dr. Olcott have assigned all patents, patent applications and other intellectual property to XTI.

Litigation

The company settled a previous law suit, in which Answer Engineering LLC ("Answer", partly owned by Dr. Olcott) filed a claim against the company in December 2017 alleging breach of contract for XTI's failure to pay certain invoices, and in which XTI filed a counter claim against Answer for Answer's breach of contract for its failure to perform various engineering services. The settlement resolved these matters and only requires XTI to pay amounts already accrued in the company's financials.

Competitors and Industry

The TriFan 600 potentially competes with a variety of aircraft manufactured in the United States and abroad. Further, XTI could face competition from competitors of whom XTI is not aware that have developed or are developing technologies that will offer alternatives to the TriFan 600. Competitors could develop an aircraft that renders the TriFan 600 less competitive than XTI believes it will become. Many existing potential competitors are well-established, have or may have longer-standing relationships with customers and potential business partners, have or may have greater name recognition, and have or may have access to significantly greater financial, technical and marketing resources. Although XTI is unaware of any other manufacturer developing an FAA-certified, light, fixed-wing, civil VTOL aircraft with performance similar to that of the TriFan 600, it is possible that another aircraft manufacturer is doing so in secret.

The Market

The business aviation market is a global market that focuses on high net worth individuals and companies as its primary customer base. These users place a significant premium on the value of their time and have demonstrated a willingness to pay for the time-saving features that private aviation can deliver. By avoiding long security lines at commercial airports and eliminating the need to arrive at least one hour prior to departure, often combined with the ability to utilize airports or landing strips that are closer to their ultimate destination, private aircraft users are able to dramatically reduce the total time of a trip. Business aircraft also offer individuals the flexibility to determine their own schedule and travel itinerary.

As a result of these time saving and convenience factors, high net worth individuals and businesses purchased an estimated 6,125 aircraft between 2004 and 2013, valued at over $161 billion according to JetNet iQ. This represents an average annual aircraft volume for light, medium and large private aircraft of approximately 612 aircraft deliveries and an annual market value of over $16 billion. JetNet iQ forecasted that this market will grow by roughly 3%-4% per year over the next twenty years.

XTI attended the National Business Aviation Association ("NBAA") trade show in October 2017, and the Ft. Lauderdale International Boat Show in November 2017. As a result of those and other efforts, XTI has executed aircraft order agreements and taken deposits for the delivery of 81 aircraft. These existing aircraft orders represent the potential for roughly $526 million of future revenue and validate the demand for this revolutionary aircraft.

The deposits serve to prioritize orders when the aircraft becomes available for delivery. Customers making deposits are not obligated to purchase aircraft until they execute a definitive purchase agreement. Customers may request return of their deposit any time up until the execution of a purchase agreement. While these deposits represent the potential for roughly $526 million of future revenue, that revenue may not be earned for many years, or at all.

Total addressable market

We expect that existing owners of business aircraft will be the primary customer for the TriFan 600. While some individuals and businesses that do not currently own an aircraft will be interested in a TriFan 600, we have excluded these new owners from our analysis of the addressable market for conservatism. Among existing owners, a significant number own both airplanes and helicopters. We will focus our initial efforts on these dual owners because they have demonstrated a demand for both vertical lift capabilities and for the speed, range and comfort of a business jet. Because of the way aircraft are generally owned or titled, the number of aircraft owned by dual owners is not readily available at this time.

There are currently over 61,000 business airplanes and helicopters in operation worldwide. North America accounts for more than half of the total existing market and annual aircraft deliveries in the world.

TriFan 600 addresses primary market driver of reducing total trip time

The industry's leading trade organization, NBAA, often reports that decisions to utilize business aviation depend on a variety of factors, including the unavailability of commercial airline service, both at the site of origin and travel destinations; the number of sites to be visited in a single day; the requirement to move vital assets rapidly; and a host of other considerations focused on traveler time savings. (1) As illustrated in the table below, reducing total transportation time amounts to 84% of reasons for why business aircraft are used. Surveys conducted by other industry sources, such as Business Jet Traveler magazine, have similarly reported that the two most important reasons readers cite for why they choose to fly privately are to save time, and for service to destinations not served by airlines.

No traditional airplane or helicopter can fully serve the needs of executive travelers, because neither of them alone or in combination can fly its passengers directly from point A to point B with the same speed, range or operational flexibility as the TriFan 600. With TriFan 600, executive travelers will have the ability to bypass highways and runways, lifting up from any helipad or helipad-sized paved surface, and proceeding directly to their destination, they could potentially save hundreds of hours a year, achieve more, and avoid missing what's important.

The TriFan 600 will help individuals and business executives reduce total travel time dramatically. The figure below shows how the TriFan 600 can save an executive nearly half his or her total trip time for a 500 nautical mile trip, even compared to a business jet, because of the TriFan 600's ability to reduce or eliminate time wasted traveling to and from airports. We chose a 500 nautical mile trip as the comparison point because the average trip length for most flights in private aircraft is less than this distance, even if the aircraft is capable of going further without the need to stop to refuel.

Based on the company's estimates, TriFan 600 will be able to deliver these impressive time savings while still being able to accomplish the vast majority of flight plans flown with private aviation. The table below shows the average flight length flown in private aircraft by class of aircraft. This data was provided by ARGUS International. This clearly illustrates that the TriFan 600 can provide the range capability that most users of private aviation require. While the TriFan 600 won't be able to accomplish all missions conducted with private aviation, we believe that our ability to cover most requirements while also improving the convenience and time savings of customers will allow us to capture a meaningful share of the existing market of over 60,000 business aircraft.

Tri-Fan is priced competitively with what business aircraft owners are paying

Currently, the only way for individuals using business aircraft to get from one place to another in a shorter period of time is by flying in a faster aircraft. Generally, the larger the size of the aircraft, the faster it can travel, and the more expensive the aircraft. Business jet owners consistently pay millions of dollars more for increased speed (among other features). However, as shown in the figure above, more speed does not always equal more time. True time savings can only be achieved by taking off vertically like a helicopter, cruising at altitudes and speeds of airplanes, and landing vertically near a final destination.

The TriFan 600 design combines the best aspects of each platform (airplane and helicopter), enabling what the company believes will be a dramatic reduction in total trip time, at a price point that is competitive to market prices. Purchase prices for aircraft in this market can range up to $18 million, with a high correlation between speed and cost. There is a clear connection between the ability to save time through faster transportation and a willingness to pay more for this capability.

Achievable market share

It is difficult to compare the TriFan 600 directly to existing aircraft and historical sales levels of similar aircraft because there is no aircraft with the same performance capabilities as the TriFan 600. In order to estimate the number of aircraft we believe we can sell each year, we conducted a market analysis based on the TriFan 600's performance characteristics relative to existing alternatives.

To conduct the analysis, we identified the likely objections that buyers of a particular type of aircraft would have when considering the purchase of a TriFan 600. We then estimated what percentage of those buyer segments would object to the TriFan 600 because of each of the considerations (i.e., those that would object because it could not seat enough passengers or because it could not fly a long enough distance, etc.). This resulted in a percentage of each buyer segment that would not object to the TriFan 600 relative to aircraft in that class, leaving the expected portion of each market that we could capture.

With the potential share for each market estimated, we then analyzed market forecast data from Teal Group, an industry leading market forecasting company. This data identified the number of units, by type of aircraft, which are expected to be sold over the next several years. Applying the market share of each aircraft type we expect to capture to the number of aircraft expected to be delivered in each category per year, we estimated that we can expect to sell between 85 – 95 aircraft each year. This analysis only considered sales to civilian users, and does not include military or commercial use forecasts.

After completing our internal analysis, our management team, board of directors, aviation marketing companies and other industry participants all reviewed those findings and provided input as to the reasonableness of the company's conclusion or expectation of selling 85-95 TriFan 600 aircraft each year. Based on the totality of the data and those conversations, we feel that this estimate is achievable. However, for the purpose of creating our business plan, we have assumed a lower more conservative number of annual aircraft deliveries.

Current Stage and Roadmap

XTI has had no net income, only a six-year operating history, and no revenues generated since its inception. There is no assurance that XTI will ever be profitable or generate sufficient revenue to pay dividends to the holders of the shares. XTI does not believe it will be able to generate revenues without successfully completing the certification of its proposed TriFan 600 aircraft, which involves substantial risk. As a result, XTI is dependent upon the proceeds of this Offering and additional fund raises to continue the TriFan 600 preliminary design and other operations. Even if XTI is successful in this Offering, XTI's proposed business will require significant additional capital infusions. Based on XTI's current estimates, XTI will require a minimum of $175 million in capital to fully implement its proposed business plan. If planned operating levels are changed, higher operating costs encountered, lower sales revenue received, more time is needed to implement the plan, or less funding received from customer deposits or sales, more funds than currently anticipated may be required. Additional difficulties may be encountered during this stage of development, such as unanticipated problems relating to development, testing, and initial and continuing regulatory compliance, vendor manufacturing costs, production and assembly, and the competitive and regulatory environments in which XTI intends to operate. If additional capital is not available when required, if at all, or is not available on acceptable terms, XTI may be forced to modify or abandon its business plan.

Engineering and Development to Date

XTI expects that the TriFan 600 will be a fully certified, high performance, civilian fixed-wing vertical takeoff airplane. We completed initial configuration and engineering analysis for the TriFan 600 in April 2014, and began initial hover tests in May 2019 of our 65% scale flying prototype. Progress here has been affected by constraints on our resources. In the first quarter of 2017, we revised the propulsion system to become a hybrid-electric aircraft, with one smaller turbine engine combined with three generators, two electric motors in each of the three fans and battery power packs which will be charged by the turbine engine. We began construction of a flying, 65% scale proof of concept aircraft in 2018 which we expect to continue to test in 2019. We intend to fly a full scale proof of concept aircraft within two years of raising the first $25 million from the sale of securities. Following the full scale proof of concept, XTI will seek certification with the Federal Aviation Administration ("FAA"), which we expect will take an additional 4-5 years to complete. If the company is able to secure FAA certification of the TriFan 600 and completion of all phases up to and including commercial production, we believe that this aircraft will be the first civil, FAA-certified vertical takeoff airplane in aviation history.

Technology

XTI is not developing new technology; rather, the TriFan 600 is an evolution in the application of existing technology. Our proprietary patented design and configuration primarily utilizes advanced technologies, components and systems which are widely in use throughout the civil aviation industry today. As a result, most of the underlying technology is well established and understood, which we expect will reduce the risk associated with manufacturing and certifying the TriFan 600.

Over 50 years ago, the US military funded the development of vertical takeoff and landing airplanes using rotating, ducted fans, much like the TriFan 600. These included the Bell X-22 and the Doak VZ-4, which had fixed wings. Both of these planes were capable of taking off vertically, transitioning to forward flight, and then transitioning to a hover before landing vertically. However, neither of these aircraft went into commercial production because the technology available at the time limited the performance capabilities of the aircraft, making them economically unviable and difficult to operate.

Over the past 50 years, aircraft technologies and materials have advanced significantly. Current engines are dramatically lighter, more fuel-efficient, and provide greater power performance than prior versions. Composite materials are available that allow aircraft structures to be much lighter and stronger than previously. And finally, advances in software technology allow airplanes to be controlled largely by computers, increasing controllability, reliability, and safety. All of these advanced technologies are widely used in today's civil aviation market. By combining these technologies with our patented proprietary design in a unique and revolutionary configuration, we believe the TriFan 600 will be a commercially successful product for the business aviation market. In other words, the technology of today has caught up with the long-held idea or concept of a vertical takeoff airplane.

Research and Development

The company's primary activity to date has been to conduct research and development associated with our core vertical takeoff and landing configuration for the TriFan 600. This includes the completion of our preliminary design, computational fluid dynamics, executing our patent and IP strategy, developing additional technical capabilities and analysis, and other R&D activities to determine the feasibility of our financial and technical aspects of our aircraft and program. In addition, in 2018 we completed construction of our 65% scale proof of concept aircraft to test the hover and transition to forward flight capabilities of our design. We began initial test flights in 2019. To date, the company has expended over $3.0 million on engineering, marketing, legal, and a variety of other general and administrative costs.

The Team

Officers and Directors

Name: David Brody

David Brody's current primary role is with Hogan Lovells US LLP. David Brody currently services Up to 10 hours per week, but can surge to more as needed. Consult on an as needed basis. hours per week in their role with the Issuer.

Positions and offices currently held with the issuer:

- **Position:** Founder, Chairman, President, Secretary and Director
  Dates of Service: October 01, 2009 - Present
  Responsibilities: Consultant. No cash or equity compensation. Currently the

majority stockholder. Spends up to 10 hours per week working with XTI, but can surge to more on an as needed basis.

Other business experience in the past three years:

- **Employer:** Hogan Lovells US LLP
  Title: Senior Counsel
  Dates of Service: January 01, 2013 - Present
  Responsibilities: Practicing Law in the firm's finance department.

Name: Robert J. LaBelle

Robert J. LaBelle's current primary role is with the Issuer.

Positions and offices currently held with the issuer:

- **Position:** Chief Executive Officer and Director
  Dates of Service: February 01, 2017 - Present
  Responsibilities: CEO. Pursuant to a consulting agreement, Robert received $300,000 in salary in 2017 and $200,000 in salary in 2018. Robert was also granted stock option equal to 3% of the outstanding shares of the company, on a fully-diluted basis. There are also certain cash and equity bonus provisions tied to the performance of the company and its fundraising activities.

Other business experience in the past three years:

- **Employer:** AgustaWestland North America
  Title: Chief Executive Officer
  Dates of Service: November 01, 2013 - January 01, 2017
  Responsibilities: Lead the company.

Name: Andrew Woglom

Andrew Woglom 's current primary role is with Yorkshire Equity. Andrew Woglom currently services Up to 10 hours per week, but can surge to more as needed. Consult on an as needed basis. hours per week in their role with the Issuer.

Positions and offices currently held with the issuer:

- **Position:** Chief Financial Officer and Chief Accounting Officer
  Dates of Service: December 01, 2014 - Present
  Responsibilities: Manages the company's financial wellbeing. Compensated through Acuity Advisors, LLC (Mr.Woglom as a principal). Company has paid Acuity Advisors, LLC a total of $37,482 as and owes $34,500 as of Dec. 31, 2018. Spends up to 10 hours per week working with XTI, but can surge to more on an

as needed basis.

Other business experience in the past three years:

- **Employer:** Yorkshire Equity
  Title: Partner
  Dates of Service: May 01, 2014 - Present
  Responsibilities: Source investments in lower middle-market companies in North America.

Other business experience in the past three years:

- **Employer:** Unimacts Global, LLC
  Title: VP Of Corporate Development
  Dates of Service: December 01, 2018 - Present
  Responsibilities: VP Of Corporate Development

Other business experience in the past three years:

- **Employer:** GetThru
  Title: CFO
  Dates of Service: August 01, 2016 - Present
  Responsibilities: CFO

Other business experience in the past three years:

- **Employer:** Full Tilt Performance
  Title: CFO
  Dates of Service: December 01, 2015 - Present
  Responsibilities: CFO

Other business experience in the past three years:

- **Employer:** Dry Systems Technologies.
  Title: CFO
  Dates of Service: April 01, 2015 - Present
  Responsibilities: CFO

Other business experience in the past three years:

- **Employer:** Rampart Aviation, LLC
  Title: CFO
  Dates of Service: August 01, 2009 - Present

Responsibilities: CFO

Name: Charles Johnson

Charles Johnson's current primary role is with Aero Electric Aircraft Corporation. Charles Johnson currently services Consult on an as needed basis. hours per week in their role with the Issuer.

Positions and offices currently held with the issuer:

- **Position:** Director
  Dates of Service: December 01, 2014 - Present
  Responsibilities: Board Member; only equity compensation in the form of stock options. Received 250,000 options in 2017, exercisable at $1.00 per share.

Other business experience in the past three years:

- **Employer:** Aero Electric Aircraft Corporation
  Title: President and COO
  Dates of Service: August 01, 2016 - September 30, 2019
  Responsibilities: President and COO

Name: Paul Willard

Paul Willard's current primary role is with Storm Ventures. Paul Willard currently services Consult on an as needed basis. hours per week in their role with the Issuer.

Positions and offices currently held with the issuer:

- **Position:** Director
  Dates of Service: June 01, 2017 - Present
  Responsibilities: Board Member. Only equity based compensation.

Other business experience in the past three years:

- **Employer:** Subtraction Capital
  Title: Founding Partner, Partner, and General Partner
  Dates of Service: July 01, 2013 - December 01, 2017
  Responsibilities: Founding Partner, Partner, and General Partner.

Other business experience in the past three years:

- **Employer:** Storm Ventures
  Title: Partner
  Dates of Service: January 01, 2018 - Present

Responsibilities: Partner

Name: Robert Denehy

Robert Denehy's current primary role is with Aerogulf Services. Robert Denehy currently services Consult on as needed basis hours per week in their role with the Issuer.

Positions and offices currently held with the issuer:

- **Position:** Director
  Dates of Service: October 01, 2017 - Present
  Responsibilities: Director

Other business experience in the past three years:

- **Employer:** Aerogulf Services
  Title: General Manager
  Dates of Service: July 01, 1995 - Present
  Responsibilities: General Manager

Risk Factors

The SEC requires the company to identify risks that are specific to its business and its financial condition. The company is still subject to all the same risks that all companies in its business, and all companies in the economy, are exposed to. These include risks relating to economic downturns, political and economic events and technological developments (such as hacking and the ability to prevent hacking). Additionally, early-stage companies are inherently more risky than more developed companies. You should consider general risks as well as specific risks when deciding whether to invest.

These are the risks that relate to the Company:

Our business projections are only projections
There can be no assurance that the Company will meet our projections. There can be no assurance that the Company will be able to find sufficient demand for our product, that people think it's a better option than a competing product, or that we will able to provide the service at a level that allows the Company to make a profit and still attract business.

Any valuation at this stage is difficult to assess
The valuation for the offering was established by the Company. Unlike listed companies that are valued publicly through market-driven stock prices, the valuation of private companies, especially startups, is difficult to assess and you may risk overpaying for your investment.

The transferability of the Securities you are buying is limited

Any Common Stock purchased through this crowdfunding campaign is subject to SEC limitations of transfer. This means that the stock/note that you purchase cannot be resold for a period of one year. The exception to this rule is if you are transferring the stock back to the Company, to an "accredited investor," as part of an offering registered with the Commission, to a member of your family, trust created for the benefit of your family, or in connection with your death or divorce.

Your investment could be illiquid for a long time

You should be prepared to hold this investment for several years or longer. For the 12 months following your investment there will be restrictions on how you can resell the securities you receive. More importantly, there is no established market for these securities and there may never be one. As a result, if you decide to sell these securities in the future, you may not be able to find a buyer. The Company may be acquired by an existing player in the aircraft industry. However, that may never happen or it may happen at a price that results in you losing money on this investment.

If the Company cannot raise sufficient funds it will not succeed

The Company, is offering Common Stock in the amount of up to $1,070,000 in this offering, and may close on any investments that are made. Even if the maximum amount is raised, the Company is likely to need additional funds in the future in order to grow, and if it cannot raise those funds for whatever reason, including reasons relating to the Company itself or the broader economy, it may not survive. If the Company manages to raise only the minimum amount of funds, sought, it will have to find other sources of funding for some of the plans outlined in "Use of Proceeds."

We may not have enough capital as needed and may be required to raise more capital.

We anticipate needing access to credit in order to support our working capital requirements as we grow. Although interest rates are low, it is still a difficult environment for obtaining credit on favorable terms. If we cannot obtain credit when we need it, we could be forced to raise additional equity capital, modify our growth plans, or take some other action. Issuing more equity may require bringing on additional investors. Securing these additional investors could require pricing our equity below its current price. If so, your investment could lose value as a result of this additional dilution. In addition, even if the equity is not priced lower, your ownership percentage would be decreased with the addition of more investors. If we are unable to find additional investors willing to provide capital, then it is possible that we will choose to cease our sales activity. In that case, the only asset remaining to generate a return on your investment could be our intellectual property. Even if we are not forced to cease our sales activity, the unavailability of credit could result in the Company performing below expectations, which could adversely impact the value of your investment.

Terms of subsequent financings may adversely impact your investment

We will likely need to engage in common equity, debt, or preferred stock financings in the future, which may reduce the value of your investment in the Common Stock. Interest on debt securities could increase costs and negatively impact operating results. Preferred stock could be issued in series from time to time with such designation, rights, preferences, and limitations as needed to raise capital. The terms of preferred stock could be more advantageous to those investors than to the holders of Common Stock. In addition, if we need to raise more equity capital from the sale of Common Stock, institutional or other investors may negotiate terms that are likely to be more favorable than the terms of your investment, and possibly a lower purchase price per share.

Management Discretion as to Use of Proceeds
Our success will be substantially dependent upon the discretion and judgment of our management team with respect to the application and allocation of the proceeds of this Offering. The use of proceeds described below is an estimate based on our current business plan. We, however, may find it necessary or advisable to re-allocate portions of the net proceeds reserved for one category to another, and we will have broad discretion in doing so.

Projections: Forward Looking Information
Any projections or forward looking statements regarding our anticipated financial or operational performance are hypothetical and are based on management's best estimate of the probable results of our operations and will not have been reviewed by our independent accountants. These projections will be based on assumptions which management believes are reasonable. Some assumptions invariably will not materialize due to unanticipated events and circumstances beyond management's control. Therefore, actual results of operations will vary from such projections, and such variances may be material. Any projected results cannot be guaranteed.

We may never have an operational product or service
It is possible that there may never be an operational TriFan 600 or that the product may never be used to engage in transactions. It is possible that the failure to release the product is the result of a change in business model upon Company's making a determination that the business model, or some other factor, will not be in the best interest of Company and its stockholders/members/creditors.

Some of our products are still in prototype phase and might never be operational products
It is possible that there may never be an operational product or that the product may never be used to engage in transactions. It is possible that the failure to release the product is the result of a change in business model upon the Company's making a determination that the business model, or some other factor, will not be in the best interest of the Company and its stockholders.

Developing new products and technologies entails significant risks and uncertainties
We are currently in the research and development stage and have only manufactured a prototype for our aircraft. Delays or cost overruns in the development of our aircraft and failure of the product to meet our performance estimates may be caused by, among other things, unanticipated technological hurdles, difficulties in manufacturing, changes to design and regulatory hurdles. Any of these events could

materially and adversely affect our operating performance and results of operations.

Minority Holder; Securities with Voting Rights
The Common Stock that an investor is buying has voting rights attached to them. However, you will be part of the minority shareholders of the Company and therefore will have a limited ability to influence management's decisions on how to run the business. You are trusting in management discretion in making good business decisions that will grow your investments. Furthermore, in the event of a liquidation of our company, you will only be paid out if there is any cash remaining after all of the creditors of our company have been paid out.

You are trusting that management will make the best decision for the company
You are trusting in management discretion. You are buying securities as a minority holder, and therefore must trust the management of the Company to make good business decisions that grow your investment.

This offering involves "rolling closings," which may mean that earlier investors may not have the benefit of information that later investors have.
Once we meet our target amount for this offering, we may request that StartEngine instruct the escrow agent to disburse offering funds to us. At that point, investors whose subscription agreements have been accepted will become our investors. All early-stage companies are subject to a number of risks and uncertainties, and it is not uncommon for material changes to be made to the offering terms, or to companies' businesses, plans or prospects, sometimes on short notice. When such changes happen during the course of an offering, we must file an amended to our Form C with the SEC, and investors whose subscriptions have not yet been accepted will have the right to withdraw their subscriptions and get their money back. Investors whose subscriptions have already been accepted, however, will already be our investors and will have no such right.

Our new product could fail to achieve the sales projections we expected
Our growth projections are based on an assumption that with an increased advertising and marketing budget our products will be able to gain traction in the marketplace at a faster rate than our current products have. It is possible that our new products will fail to gain market acceptance for any number of reasons. If the new products fail to achieve significant sales and acceptance in the marketplace, this could materially and adversely impact the value of your investment.

We face significant market competition
We will compete with larger, established companies who currently have products on the market and/or various respective product development programs. They may have much better financial means and marketing/sales and human resources than us. They may succeed in developing and marketing competing equivalent products earlier than us, or superior products than those developed by us. There can be no assurance that competitors will render our technology or products obsolete or that the products developed by us will be preferred to any existing or newly developed technologies. It should further be assumed that competition will intensify.

We are an early stage company and have limited revenue and operating history
The Company has a short history, few customers, and effectively no revenue. If you are investing in this company, it's because you think that the TriFan 600 is a good idea, that the team will be able to successfully market, and sell the product or service, that we can price them right and sell them to enough peoples so that the Company will succeed. Further, we have never turned a profit and there is no assurance that we will ever be profitable.

We have existing patents that we might not be able to protect properly
One of the Company's most valuable assets is its intellectual property. The Company's owns several trademarks, copyrights, Internet domain names, and trade secrets. We believe one of the most valuable components of the Company is our intellectual property portfolio. Due to the value, competitors may misappropriate or violate the rights owned by the Company. The Company intends to continue to protect its intellectual property portfolio from such violations. It is important to note that unforeseeable costs associated with such practices may invade the capital of the Company.

Our ability to sell our product or service is dependent on outside government regulation which can be subject to change at any time
Our ability to sell product is dependent on the outside government regulation such as the FAA (Federal Aviation Administration) and other relevant government laws and regulations. The laws and regulations concerning the selling of product may be subject to change and if they do then the selling of product may no longer be in the best interest of the Company. At such point the Company may no longer want to sell product and therefore your investment in the Company may be affected.

We rely on third parties to provide services essential to the success of our business
We rely on third parties to provide a variety of essential business functions for us, including manufacturing, shipping, accounting, legal work, public relations, advertising, retailing, and distribution. It is possible that some of these third parties will fail to perform their services or will perform them in an unacceptable manner. It is possible that we will experience delays, defects, errors, or other problems with their work that will materially impact our operations and we may have little or no recourse to recover damages for these losses. A disruption in these key or other suppliers' operations could materially and adversely affect our business. As a result, your investment could be adversely impacted by our reliance on third parties and their performance.

The company has realized significant operating losses to date and expects to incur losses in the future
The company has operated at a loss since inception, and these losses are likely to continue. XTI's net losses for year-end 2018 and 2017 were $3,798,753 and $3,192,836, respectively. Until the company achieves profitability, it will have to seek other sources of capital in order to continue operations.

There is a possibility that we may not be able to continue as a "going concern"

We have adopted ASU No. 2014-15, "Disclosure of Uncertainties about the Entity's Ability to Continue as a Going Concern." We have concluded that there is an uncertainty about our ability to continue as a going concern and our independent auditors have incorporated into their opinion accordingly. This opinion could materially limit our ability to raise additional funds by issuing new debt or equity securities or otherwise. If we fail to raise sufficient capital when needed, we will not be able to complete our proposed business plan. As a result, we may have to liquidate our business and investors may lose their investments. Our ability to continue as a going concern is dependent on our ability to successfully accomplish our plan of operations described herein, obtain financing and eventually attain profitable operations. Investors should consider our independent auditor's comments when deciding whether to invest in the company.

We are controlled by our Chairman, whose interests may differ from those of the other shareholders.

As of the date of this Offering Circular, David Brody owns the majority of shares of the company's common stock, and his majority ownership might continue even after the issuance of the shares. Therefore, Mr. Brody is now and could be in the future in a position to elect or change the members of the board of directors and to control XTI's business and affairs including certain significant corporate actions, including but not limited to acquisitions, the sale or purchase of assets and the issuance and sale of XTI' shares. XTI also may be prevented from entering into transactions that could be beneficial to the other holders of the shares without Mr. Brody's consent. Mr. Brody's interests might differ from the interests of other shareholders.

The development period for the TriFan 600 will be lengthy

Even if it meets the development schedule, XTI does not expect to deliver certified aircraft until 2023 at the earliest. As a result, the receipt of significant revenues is not anticipated until that time and may occur later than projected. XTI depends on receiving large amounts of capital and other financing to complete its development work, with no assurance that XTI will be successful in completing its development work or becoming profitable.

Delays in aircraft delivery schedules or cancellation of orders may adversely affect the company's financial results

As XTI continues its pre-sales program which includes refundable deposits for TriFan 600 aircraft. The deposits do not create an obligation on the part of the customer to purchase an aircraft, and a customer may receive the full return of their deposit upon request. Some or all customers might not transition to non-refundable purchase contracts until prior to aircraft delivery, if at all. Aircraft customers might respond to weak economic conditions by canceling orders, resulting in lower demand for our aircraft and other materials, such as parts, or services, such as training, which the company expects to generate revenue. Such events would have a material adverse effect on XTI's financial results.

Developing new products and technologies entails significant risks and uncertainties

XTI is currently in the preliminary engineering design phase of the TriFan 600. Delays or cost overruns in the development or certification of the TriFan 600 and failure of the product to meet its performance estimates could affect the company's financial performance. Delays and increased costs may be caused by unanticipated technological hurdles, changes to design or failure on the part of XTI's suppliers to deliver components as agreed.

Operations could be adversely affected by interruptions of production that are beyond the company's control

XTI intends to produce the TriFan 600 and its derivatives using systems, components and parts developed and manufactured by third- party suppliers. XTI's aircraft development and production could be affected by interruptions of production at such suppliers. Such suppliers may be subject to additional risks such as financial problems that limit their ability to conduct their operations. If any of these third parties experience difficulties, it may have a direct negative impact on XTI.

The company will require FAA certification

Certification by the Federal Aviation Administration will be required for the sale of the TriFan 600 in the civil or commercial market in the United States. The process to obtain such certification is expensive and time consuming and has inherent engineering risks. These include (but are not limited to) ground test risks such as structural strength and fatigue resistance, and structural flutter modes. Flight test risks include (but are not limited to) stability and handling over the desired center-of-gravity range, performance extremes (stalls, balked-landing climb, single-engine climb), and flutter control effectiveness (aircraft roll effectiveness, controllability, various control failure safety). Delays in FAA certification might result in XTI incurring increased costs in attempting to correct any issues causing such delays. Also, the impact of new or changed laws or regulations on the TriFan 600's certification or the costs of complying with such laws and regulations cannot be predicted. Since XTI will not be permitted to deliver commercially produced aircraft to civilian customers until obtaining certification, no significant revenues will be generated from such sales to fund operations prior to certification.

We depend on key personnel

XTI's future success depends on the efforts of key personnel, including its senior executive team. XTI does not currently carry any key man life insurance on its key personnel or its senior executive team. However, XTI intends to obtain such insurance at some point after closing this Offering. Regardless of such insurance, the loss of services of any of these or other key personnel may have an adverse effect on XTI. There can be no assurance that XTI will be successful in attracting and retaining the personnel XTI requires to develop and market the proposed TriFan 600 aircraft and conduct XTI's proposed operations.

The company's estimates of market demand may be inaccurate

XTI has projected the market for the TriFan 600 based upon a variety of internal and external market data. The estimates involve significant assumptions, which may not be realized in fact. There can be no assurance that XTI's estimates for the number of TriFan 600 aircraft that may be sold in the market will be as anticipated. In the event that XTI has not accurately estimated the market size for and the number of TriFan 600 aircraft that may be sold, it could have a material adverse effect upon XTI, its results from operations, and an investment in the shares.

The company will require intellectual property protection and may be subject to the intellectual property claims of others

Although the company has applied for patents to protect its TriFan 600 technology, the issuance of such patents is up to the US Patent and Trademark Office (USPTO). The company has received one design patent (D741247) and one utility patent (US 9,676,479) for the TriFan 600. However, there is no guarantee that the company will receive one or more of the additional patents for which it has applied. If one or more of such patents are issued and if a third party challenges the validity of the XTI patents or makes a claim of infringement against XTI, the federal courts would determine whether XTI is entitled to patent protection. If XTI fails to successfully enforce its proprietary technology or otherwise maintain the proprietary nature of its intellectual property used in the TriFan 600 aircraft, its competitive position could suffer. Notwithstanding XTI's efforts to protect its intellectual property, its competitors may independently develop similar or alternative technologies or products that are equal to or superior to XTI's TriFan 600 technology without infringing on any of XTI's intellectual property rights or design around our proprietary technologies. There is no guarantee that the USPTO will issue one or more additional patents to XTI or that any court will rule in XTI's favor in the event of a dispute related to XTI's intellectual property. In the absence of further patent protection, it may be more difficult for XTI to achieve commercial production of the TriFan 600.

You will need to keep records of your investment for tax purposes.

As with all investments in securities, if you sell our common stock at a profit or loss, you will probably need to pay tax on the long- or short-term capital gains that you realize, or apply the loss to other taxable income. If you do not have a regular brokerage account, or your regular broker will not hold the common stock of XTI for you (and many brokers do not hold Regulation A securities for their customers) there will be nobody keeping records for you for tax purposes and you will have to keep your own records, and calculate the gain or loss on any sales of the common stock.

Investors must consent to jurisdiction in Colorado and waive certain rights to a trial by jury.

Section 6 of the subscription agreement for this Offering requires investors to consent to the jurisdiction of any state or federal court of competent jurisdiction located within the State of Colorado. As a result, investors located outside the State of Colorado may have difficulty bringing a legal claim against us due to geographic limitations. Additionally, investors are required to waive all right to trial by jury for any claim arising out of or relating to the subscription agreement. The waiver of the right to trial by jury and forum selection provisions does not extend to any claim made under federal securities laws that do not arise out of or relate to the subscription agreement.

There is no current market for the company's shares.

There is no formal marketplace for the resale of XTI's common stock. We do not have plans to apply for or otherwise seek trading or quotation of the company's shares on an over-the-counter market. Investors should assume that they may not be able to liquidate their investment for some time, or be able to pledge their shares as collateral.

Ownership and Capital Structure; Rights of the Securities

Ownership
The following table sets forth information regarding beneficial ownership of the company's holders of 20% or more of any class of voting securities as of the date of this Offering Statement filing.

Stockholder Name	Number of Securities Owned	Type of Security Owned	Percentage
David Brody	25,000,000	Common Stock	72.8

The Company's Securities

The Company has authorized Common Stock, Convertible Note (David Brody), Convertible Note (Robert Denehy), Convertible Note (Saleem Zaheer), Convertible Note (NMV Aero Technologies), and Convertible Note (Gruffat). As part of the Regulation Crowdfunding raise, the Company will be offering up to 713,333 of Common Stock.

Common Stock

The amount of security authorized is 100,000,000 with a total of 34,313,718 outstanding.

Voting Rights

The holders of the common stock are entitled to one vote for each share held of record on all matters submitted to a vote of the shareholders. Under our amended and restated certificate of incorporation and bylaws, our stockholders will not have cumulative voting rights. Because of this, the holders of a majority of the shares of common stock entitled to vote in any election of directors can elect all of the directors standing for election, if they should so choose.

Material Rights

Dividends. Subject to preferences that may be applicable to any then-outstanding preferred stock (in the event we create preferred stock), holders of common stock are entitled to receive ratably those dividends, if any, as may be declared from time to time by the board of directors out of legally available funds.

Liquidation Rights. In the event of our liquidation, dissolution or winding up, holders of common stock will be entitled to share ratably in the net assets legally available for distribution to stockholders after the payment of all of our debts and other liabilities and the satisfaction of any liquidation preference granted to the holders of any then-outstanding shares of preferred stock that may be created in the future.

Other Rights. Holders of common stock have no preemptive, conversion or subscription rights and there are no redemption or sinking fund provisions applicable to the common stock. The rights, preferences and privileges of the holders of common stock are subject to, and may be adversely affected by, the rights of the holders of shares of any series of preferred stock that we may create in the future.

The current amount of common stock outstanding does not include (i) 911,889 common stock warrants oustanding at a weighted average exercise price of $1.00 per share, and (ii) 4,680,270 stock options outstanding at a weighted average exercise price of $1.02 per share.

Convertible Note (David Brody)

The security will convert into Common stock and the terms of the Convertible Note (David Brody) are outlined below:

Amount outstanding: $763,176.00
Maturity Date: January 01, 0001
Interest Rate: 3.0%
Discount Rate: %
Valuation Cap: $35,000.00
Conversion Trigger: Company raising specified levels of investment from third parties

Material Rights

The convertible note matures upon the Company securing different levels of investment from third parties as follows:

(1) $250,000 matures once the Company receives at least $5.0 million in total from investors;

(2) $250,000 matures once the Company receives at least $10.0 million in total from investors; and

(3) $263,176 matures once the Company receives at least $15.0 million in total from investors.

Upon maturity, note holder has the right to receive repayment either in cash or in shares of common stock.

Upon maturiy, interest shall accure on the unpaid principal and all accrued but unpaid interest of the note at a rate of 10% per annum.

Convertible Note (Robert Denehy)

The security will convert into Common stock and the terms of the Convertible Note (Robert Denehy) are outlined below:

Amount outstanding: $715,000.00
Maturity Date: November 01, 2023
Interest Rate: 10.0%
Discount Rate: %
Valuation Cap: None

Conversion Trigger: Holder's discretion prior to maturity date

Material Rights

The holder of this note has the right to receive repayment of the note upon maturity in either cash or in shares of common stock of the Company at a value of $1.00 per share.

The conversion may occur at any time on or before November 1, 2023.

Convertible Note (Saleem Zaheer)

The security will convert into Common stock and the terms of the Convertible Note (Saleem Zaheer) are outlined below:

Amount outstanding: $30,000.00
Maturity Date: December 31, 2018
Interest Rate: 10.0%
Discount Rate: %
Valuation Cap: None
Conversion Trigger: Maturity date

Material Rights

The convertible note matures upon the earlier of:

(1) 60 days after the Company flies its first prototype of the TriFan 600; or
(2) December 31, 2018.

The holder of this note has the right to receive repayment of the note upon maturity in either cash or in shares of common stock of the Company at a value of $1.00 per share.

Convertible Note (NMV Aero Technologies)

The security will convert into Common stock and the terms of the Convertible Note (NMV Aero Technologies) are outlined below:

Amount outstanding: $550,000.00
Maturity Date: November 01, 2023
Interest Rate: 10.0%
Discount Rate: %
Valuation Cap: None
Conversion Trigger: Maturity date

Material Rights

The holder of this note has the right to receive repayment of the note upon maturity in either cash or in shares of common stock of the Company at a value of $1.00 per share.

On and after the maturity date interest shall accrue from and after such date on the unpaid principal and all accrued but unpaid interest of the note at a rate of 12.0% per annum.

Convertible Note (Gruffat)

The security will convert into Common stock and the terms of the Convertible Note (Gruffat) are outlined below:

Amount outstanding: $60,000.00
Maturity Date: November 01, 2023
Interest Rate: 10.0%
Discount Rate: %
Valuation Cap: None
Conversion Trigger: At Holder's option

Material Rights

There are no material rights associated with Convertible Note (Gruffat).

What it means to be a minority holder

As a minority holder of Common Stock of the company, you will have limited rights in regards to the corporate actions of the company, including additional issuances of securities, company repurchases of securities, a sale of the company or its significant assets, or company transactions with related parties. Further, investors in this offering may have rights less than those of other investors, and will have limited influence on the corporate actions of the company.

Dilution

Concurrent Reg A Offerring.

We have extended our Reg A offering and may close on additional funds which may have effects of dilution. Please see our liquidity and captial resources section for more details.

Investors should understand the potential for dilution. The investor's stake in a company could be diluted due to the company issuing additional shares. In other words, when the company issues more shares, the percentage of the company that you own will go down, even though the value of the company may go up. You will own a smaller piece of a larger company. This increase in number of shares outstanding could result from a stock offering (such as an initial public offering, another crowdfunding round, a venture capital round, angel investment), employees exercising stock options, or by conversion of certain instruments (e.g. convertible bonds, preferred shares or warrants) into stock.

If the company decides to issue more shares, an investor could experience value dilution, with each share being worth less than before, and control dilution, with the total percentage an investor owns being less than before. There may also be earnings dilution, with a reduction in the amount earned per share (though this typically occurs only if the company offers dividends, and most early stage companies are unlikely to offer dividends, preferring to invest any earnings into the company).

Transferability of securities

For a year, the securities can only be resold:

- In an IPO;

- To the company;

- To an accredited investor; and

- To a member of the family of the purchaser or the equivalent, to a trust controlled by the purchaser, to a trust created for the benefit of a member of the family of the purchaser or the equivalent, or in connection with the death or divorce of the purchaser or other similar circumstance.

Recent Offerings of Securities

We have made the following issuances of securities within the last three years:

- **Name:** Common Stock
  Type of security sold: Equity
  Final amount sold: $1,257,315.00
  Number of Securities Sold: 1,257,315
  Use of proceeds: Engineering, fundraising, sales & marketing, and working capital.
  Date: September 23, 2016
  Offering exemption relied upon: Regulation A+

- **Name:** Common Stock
  Type of security sold: Equity
  Final amount sold: $193,051.50
  Number of Securities Sold: 128,701
  Use of proceeds: Engineering, fundraising, sales & marketing, and working capital.
  Date: September 19, 2018
  Offering exemption relied upon: Regulation A+

- **Type of security sold:** Convertible Note
  Final amount sold: $715,000.00
  Use of proceeds: Development Plan
  Date: October 01, 2018
  Offering exemption relied upon: 506(b)

- Type of security sold: Convertible Note
  Final amount sold: $30,000.00
  Use of proceeds: Development Plan
  Date: October 30, 2017
  Offering exemption relied upon: 506(b)

- Type of security sold: Convertible Note
  Final amount sold: $550,000.00
  Use of proceeds: Development Plan
  Date: November 30, 2018
  Offering exemption relied upon: 506(b)

- Type of security sold: Convertible Note
  Final amount sold: $60,000.00
  Use of proceeds: Development Plan
  Date: January 31, 2019
  Offering exemption relied upon: 506(b)

- Name: Common Stock
  Type of security sold: Equity
  Final amount sold: $461,900.00
  Number of Securities Sold: 461,900
  Use of proceeds: Development Plan
  Date: May 23, 2019
  Offering exemption relied upon: 506(b)

Financial Condition and Results of Operations

Financial Condition

You should read the following discussion and analysis of our financial condition and results of our operations together with our financial statements and related notes appearing at the end of this Offering Memorandum. This discussion contains forward-looking statements reflecting our current expectations that involve risks and uncertainties. Actual results and the timing of events may differ materially from those contained in these forward-looking statements due to a number of factors, including those discussed in the section entitled "Risk Factors" and elsewhere in this Offering Memorandum.

Results of Operations

Circumstances which led to the performance of financial statements:

General Information

The company was incorporated in October 2009. No operations occurred until the fourth quarter of 2012. Since then we have been engaged primarily in developing the design and engineering concepts for the TriFan 600 and seeking funds from investors to fund that development. We completed the conceptual engineering report for the TriFan 600 in April 2014 and completed our business model in December 2014.

Operating Results

We have not yet generated any revenues and do not expect to do so until after receiving FAA certification for the TriFan 600. Such certification may not come until 2023 or later.

In 2017 and 2018, we received $1,420,000 for a combination of deposits and convertible notes that represent orders for 76 aircraft under our Aircraft Reservation Deposit Agreement. These funds will not be recorded as revenue until the orders are delivered, which may not be for many years or at all if we do not deliver aircraft to those customers. The deposits serve to prioritize orders when the aircraft becomes available for delivery. Customers making deposits are not obligated to purchase aircraft until they execute a definitive purchase agreement. Customers may request return of their deposit any time up until the execution of a purchase agreement.

Year Ended December 31, 2018 Compared to Year Ended December 31, 2017. Operating expenses for the year ended December 31, 2018 was approximately 20% lower than operating expenses for the year ended December 31, 2017. The principal drivers of the decrease in spending came from a decreased spending on sales and marketing and stock compensation expense included within general and administrative expenses, offset by an increase in spending on conceptual design. For instance, conceptual design costs to advance development of the TriFan 600 were increased from $635,692 to $764,944 (an increase of approximately 20%). Sales and marketing expense decreased from $327,546 to $42,334 (a decrease of approximately 87%). General and administrative costs were decreased from $2,197,250 to $1,713,100 (a decrease of approximately 22%). This decrease was the result of issuing fewer options to members of the executive management team as compensation for services in 2018 as compared to 2017. We continue to prioritize our conceptual design costs to reach the next phase of development of the TriFan 600.

Interest expense for this time period increased from $58,247 to $1,237,028 as we continued to rely on loan financing from related parties (discussed below). Included in this amount is a non-cash interest expense of $1,080,631 associated with a beneficial conversion feature attached to a convertible note.

As a result, our net loss for the year ended December 31, 2018 was $3,798,753 as compared to a net loss of $3,192,836 for the period ended December 31, 2017, an increase of approximately 19%. Our accumulated deficit at December 31, 2018 was $9,100,649.

Historical results and cash flows:

The company was incorporated in October 2009. No operations occurred until the fourth quarter of 2012. Since then we have been engaged primarily in developing the design and engineering concepts for the TriFan 600 and seeking funds from investors to fund that development. We completed the conceptual engineering report for the TriFan 600 in April 2014 and completed our business model in December 2014.

We have not yet generated any revenues and do not expect to do so until after receiving FAA certification for the TriFan 600. Such certification may not come until 2023 or later.

Plan of Operations

The company has developed a detailed plan to complete its preliminary design phase, hire key members of its management team, expand sales and marketing efforts and complete detailed design and development work to support the completion of a 65% scale and production of a full scale flying proof of concept aircraft. The 65% scale prototype is currently being tested. The full scale aircraft is expected to take approximately 2.0 years to produce and the company will require $25 million in total funding during this period. Once the full scale proof of concept has been completed and demonstrated, the company will seek FAA certification for the TriFan 600 and begin preparations for production and manufacturing of the aircraft. The exact time and cost to secure FAA certification and commence production is not known, but we estimate that it will take 4 to 5 years and require at least $175 million in additional funding after completion of the proof of concept.

Investors will note that the above plan is a significant change from our original plan. Our original plan called for a 6 to 8 year timeline and a total cost of more than $400 million. The new plan requires half of the total funding and can be accomplished in a shorter timeframe. The switch to a hybrid-electric propulsion system has yielded significant savings in the engineering and development that will be required to build and certify the aircraft. This change has also reduced the expected sale price of the aircraft from approximately $12 million to only $6.5 million. The company will still be able to achieve the same profit margins at this lower price. We believe this change in expected sale price will expand the potential market for our aircraft. We believe the combination of the lower total cost of development and the expanded market potential increases the probability of successfully developing, funding and flying the TriFan 600.

With the receipt of sufficient financing, we will continue to focus our resources on four key areas: (i) hiring key members of the management team; (ii) pursuing additional funding; (iii) continuing development of the aircraft; and (iv) expanding sales and marketing to enable the company to take refundable customer deposits. With the $1,438,590 received during 2018 from the sale of Common Stock under Regulation A, Common Stock directly to investors and the issuance of convertible notes combined with the issuance of options to management and key vendors, we moved forward in each effort in 2018. We have received additional net proceeds of $8,799 from the sale of Common Stock under Regulation A between January 1, 2019 and August 15, 2019.

We will continue our design and development efforts by engaging key supply partners to assist in the creation of both the 65% scale and full scale proof of concept aircraft. These aircraft will help to identify and solve potential challenges in certain critical path systems of the aircraft including the engines, batteries, transmission and fly-by-wire system. Key milestones for this process will include:

• Complete and fly the 65% scale proof of concept aircraft

• Initiate dialogue with vendors of key components of the full scale proof of concept aircraft

• Commission and complete trade studies

• Complete preliminary design of critical path systems

• Complete and fly the aircraft

We will continue to develop an internal and external sales and marketing capability to increase awareness of the aircraft and position the company to continue taking refundable customer deposits and pre-sales orders. This will be accomplished with the following milestones:

• Continue existing sales and marketing efforts

• Build and fly a subscale airplane

• Attend and exhibit at major international trade shows

• Receive additional refundable, escrowed deposit orders for the TriFan 600

 We believe that increasing awareness of the aircraft and demonstrating customer demand through orders will enable the company to raise additional capital in the future more easily. To date, the company has received orders and deposits for 81 aircraft representing the potential for roughly $525 million of future revenue. However, this revenue may not be earned for many years, or at all if customers cancel their deposits or we do not deliver aircraft to those customers.

The milestones identified above assume that we are able to raise the full $22.5 million from this Offering. In that event, the company would expect to accomplish all of the above milestones within the first 24 months. However, we have developed our spending plans in each of these areas to be scalable to the amount of money that we raise in this Offering. As a result, we do not anticipate needing to raise additional funds in the six months after the completion of this Offering. We will need additional capital to complete our development of the proof of concept and beyond as discussed above and are pursuing multiple options for such funding, rather than relying on one source. We believe funding will come from a combination of short-term and long-term sources, including potential industry partners and suppliers.

Despite funding levels below our target, the company was able to accomplish several significant milestones in 2018, including

• Completed fabrication of our 65% scale proof of concept aircraft and progressed that process to be ready to conduct test flights in the second quarter of 2019

• Attended multiple tradeshows both domestically and internationally to secure additional orders for the aircraft

• Secured additional orders for 18 aircraft representing an additional ~$114 million in potential future revenue above and beyond the 58 aircraft reservations representing $380 million in potential future revenue in 2017.

• Continued dialogue with multiple industry participants and potential vendors for key components

Liquidity and Capital Resources

What capital resources are currently available to the Company? (Cash on hand, existing lines of credit, shareholder loans, etc...)

As of June 30, 2019, we had cash of $123,759 and a working capital deficit of $(2,448,706). Additional current assets include $56,758 held in escrow from the sale of securities under the ongoing Regulation A Offering.

How do the funds of this campaign factor into your financial resources? (Are these funds critical to your company operations? Or do you have other funds or capital resources available?)

The funds of this campaign are critical to our operations.

We have funded our operations primarily through the sale of common stock to investors under Regulation A.

We also have a revolving line of credit of up to $250,000 entered into between the company and our founder, Mr. Brody as of January 1, 2016. Borrowings under the credit revolver accrue interest at a rate of 3.0% per annum. As of June 30, 2019, the balance on the credit is $143,175. The maturity on the credit is January 1, 2020.

We also repaid $30,000 in convertible notes and issued $60,000 in new convertible notes.

Are the funds from this campaign necessary to the viability of the company? (Of the total funds that your company has, how much of that will be made up of funds raised from the crowdfunding campaign?)

Currently, the company requires additional capital to continue operations. If we do not receive funding from private investors or our Regulation A Offering, we anticipate that the company will run out of funding in the first half of 2020 based on our current cash balance and burn rate.

As of June 30, 2019, the Company has cash and escrow receivables totaling $180,517, current liabilities totaling $2,629,222, and losses from inception totaling $11,997,508, raising substantial doubt about the Company's ability to continue as a going concern.

How long will you be able to operate the company if you raise your minimum? What expenses is this estimate based on?

If we only raise the minimum amount of $9,999 we will be able to operate the company for less than one month without additional funding. The vast majority of these funds would go towards research and development.

How long will you be able to operate the company if you raise your maximum funding goal?

If we raise the maxiumum amount of $1,069,999 we will be able to operate the company for approximately one year before requiring addtional funding. The vast majority of these funds would go towards research and development. We have the abiliity to increase or decrease the rate of spending on our R&D plan as funding requires.

Are there any additional future sources of capital available to your company? (Required capital contributions, lines of credit, contemplated future capital raises, etc...)

The Company filed an amended Form 1-A with the Securities and Exchange Commission ("SEC") in order to extend its offering of common stock of up to $22.5 million. This offering was qualified by the SEC on September 16, 2019. This offereing will be terminated once the Reg CF offering is available.

Indebtedness

- **Creditor:** Jeff Pino's Estate
  Amount Owed: $67,268.00
  Interest Rate: 0.0%
  Maturity Date: January 01, 0001
  The debt was originally a convertible note of $93,268. After the noteholder passed away, his estate has agreed to accept repayment without interests in change for extinguishing the notes. As of June 30, 2019, the outstanding balance is $67,268.

- **Creditor:** David Brody
  Amount Owed: $763,176.00
  Interest Rate: 3.0%
  Maturity Date: January 01, 0001
  The convertible note has different maturity dates contingent upon the company securing different levels of investment from third parties. Mr. Brody has the right to receive repayment of the note upon maturity in either cash or in shares of common stock of the company.

- **Creditor:** David Brody
  Amount Owed: $143,175.00
  Interest Rate: 3.0%
  Maturity Date: January 01, 2020
  The revolving line of credit allows the company to borrow up to $250,000. As of June 30, 2019, the outstanding balance is $143,175.

- **Creditor:** Robert Denehy
  Amount Owed: $715,000.00
  Interest Rate: 10.0%
  Maturity Date: November 01, 2023
  Convertible Note.

- **Creditor:** Saleem Zaheer
  Amount Owed: $30,000.00
  Interest Rate: 10.0%
  Maturity Date: December 31, 2018
  Convertible Note. After the maturity date, interest shall accrue from and after such date on the unpaid principal and all accrued but unpaid interest of the note at a rate of 12.0% per annum.

- **Creditor:** NMV Aero Technologies
  Amount Owed: $550,000.00
  Interest Rate: 10.0%
  Maturity Date: November 01, 2023
  Convertible Note

- **Creditor:** Gruffat
  Amount Owed: $60,000.00
  Interest Rate: 10.0%
  Maturity Date: November 01, 2023
  Convertible Note

Related Party Transactions

- **Name of Entity:** Robert LaBelle
  Relationship to Company: Chief Executive Officer and Director
  Nature / amount of interest in the transaction: Consulting agreement for the services of Robert LaBelle.
  Material Terms: The compensation terms provide for payments of $25,000 per month from February 1, 2017 through December 31, 2018, which is to be supplemented by bonus payments in the following amounts: • $150,000 and additional stock options equal to 1% of the then outstanding shares of the company upon raising $3,000,000 by August 31, 2018; • $150,000 and additional stock options equal to 1% of the then outstanding shares of the company upon raising $3,000,000 above the previously-raised $3,000,000 by December 31, 2018; • $250,000 and additional stock options equal to 1% of the then outstanding shares of the company upon raising $9,000,000 above the previously-raised $6,000,000 by February 28, 2019; • $350,000 and additional stock options equal to 2% of the then outstanding shares of the company upon raising $15,000,000 above the previously-raised $15,000,000 by February 28, 2020;

- **Name of Entity:** Andrew Woglom
  Relationship to Company: Officer
  Nature / amount of interest in the transaction: Andrew's consulting firm provides CFO services to the company.
  Material Terms: Consultant and Company will establish in writing whether Consultant will receive compensation on the project based on an hourly rate, a fixed fee, a contingency, or a blended fee arrangement, as generally described below. If no prior agreement is established in writing, Consultant will be compensated based on an hourly rate of $200.00, provided he produces adequate documentation. Hourly Fees. Hourly Rate. Under an hourly rate arrangement, Company will pay Consultant by the hour for the work conducted by Consultant as necessary to complete the Project. Fixed Fee. Under a fixed-fee arrangement, Company will pay an agreed-upon sum of money for an agreed upon scope of work. Contingency Fee. Under a contingency fee arrangement, Consultant will be paid a pre-determined fee only if it achieves successful completion of an agreed upon project or other agreed upon result for Company. Blended Fees. A blended fee arrangement can be used by combining any of the above compensation methods to form an agreed-upon payment method that better suits the circumstances of a Project than using any one other fee arrangement alone. Consultant shall invoice Company monthly and each invoice shall indicate the type of fee agreed upon for the work being invoiced therein. All payments are due thirty (30) days from receipt of an accurate invoice, unless otherwise agreed by Company and Consultant.

- **Name of Entity:** Robert Denehy
  Relationship to Company: Director
  Nature / amount of interest in the transaction: $715,000 Convertible Note
  Material Terms: 10% interest per annum, maturity date on Nov. 1, 2023, and the

right to receive repayment of the note upon maturity in either cash or in shares of common stock of the Company at a value of $1.00 per share.

- **Name of Entity:** David Brody
  Relationship to Company: Director, Chairman, Founder, 20%+ Owner
  Nature / amount of interest in the transaction: $763,176 Convertible Note.
  Material Terms: Convertible Note with different maturity dates contingent upon the company securing different levels of investment from third parties. Mr. Brody has the right to receive repayment of the note upon maturity in either cash or in shares of common stock of the company.

- **Name of Entity:** Saleem Zeheer
  Relationship to Company: Consultant and shareholder
  Nature / amount of interest in the transaction: $30,000 Convertible Note
  Material Terms: 10% interest per annum. Maturity date December 31, 2019.

- **Name of Entity:** David Brody
  Relationship to Company: Director, Chairman, Founder, 20%+ Owne
  Nature / amount of interest in the transaction: $250,000 revolving line of credit.
  Material Terms: Under terms of the agreement, balances drawn on the revolving line-of-credit bear interest of 3% annually. The revolving line-of-credit has a maturity date of January 1, 2020.

- **Name of Entity:** David Brody
  Relationship to Company: Director, Chairman, Founder, 20%+ Owner
  Nature / amount of interest in the transaction: Consulting agreement
  Material Terms: If and when the company receives $20 million or more in investments from third parties (excluding further investment from Mr. Brody), he will receive compensation totaling $240,000 in recognition of his services as Chairman, President and Secretary performed between January 1, 2014 and December 31, 2015.

Valuation

Pre-Money Valuation: $51,470,577.00

Valuation Details:

We have prepared an internal financial model and set of projections based on our understanding of the market, expected customer demand, and the profit margins we believe we can generate. Based on these projections, we applied a terminal valuation multiple of 10x EBITDA which is comparable to other aircraft manufacturers. At a valuation of $1.50 / share (or a pre-money valuation of $51.4mm), we believe our projections and terminal valuation will generate returns for investors that are in line with what early stage investors would expect for a company like XTI. The Company set its valuation without a formal-third party independent valuation.

Use of Proceeds

If we raise the Target Offering Amount of $9,999.00 we plan to use these proceeds as follows:

- *StartEngine Platform Fees*
  7.0%

- *Working Capital*
  3.0%
  To pay general expenses of the corporation.

- *Research & Development*
  90.0%
  To pay for engineering expenses associated with our proof of concept aircraft.

If we raise the over allotment amount of $1,069,999.50, we plan to use these proceeds as follows:

- *StartEngine Platform Fees*
  7.0%

- *Marketing*
  12.0%
  Proceeds will be used to further develop relationships with airplane brokers and to continue marketing of the TriFan 600 and its capabilities.

- *Working Capital*
  9.0%
  Proceeds will be used to pay for general expenses of the corporation.

- *Research & Development*
  72.0%
  Proceeds will fund our engineering and development plan.

The Company may change the intended use of proceeds if our officers believe it is in the best interests of the company.

Regulatory Information

Disqualification

No disqualifying event has been recorded in respect to the company or its officers or directors.

Compliance Failure

The company has not previously failed to comply with the requirements of Regulation

Crowdfunding.

Ongoing Reporting

The Company will file a report electronically with the SEC annually and post the report on its website no later than April 29 (120 days after Fiscal Year End). Once posted, the annual report may be found on the Company's website at http://www.xtiaircraft.com/home/ (On the Company webpage, www.xtiaircraft.com, in the "About" section, under the drop down titled "Annual Report").

The Company must continue to comply with the ongoing reporting requirements until:

(1) it is required to file reports under Section 13(a) or Section 15(d) of the Exchange Act;

(2) it has filed at least one (1) annual report pursuant to Regulation Crowdfunding and has fewer than three hundred (300) holders of record and has total assets that do not exceed $10,000,000;

(3) it has filed at least three (3) annual reports pursuant to Regulation Crowdfunding;

(4) it or another party repurchases all of the securities issued in reliance on Section 4(a)(6) of the Securities Act, including any payment in full of debt securities or any complete redemption of redeemable securities; or

(5) it liquidates or dissolves its business in accordance with state law.

Updates

Updates on the status of this Offering may be found at: www.startengine.com/xti-aircraft

Investing Process

See Exhibit E to the Offering Statement of which this Offering Memorandum forms a part.

EXHIBIT B TO FORM C

FINANCIAL STATEMENTS AND INDEPENDENT ACCOUNTANT'S REVIEW FOR XTI Aircraft Company

[See attached]



XTI AIRCRAFT COMPANY

**Financial Statements
and
Independent Auditor's Report
December 31, 2018 and 2017**

XTI AIRCRAFT COMPANY

Table of Contents

	Page
Independent Auditor's Report	1
Financial Statements:	
Balance Sheets	3
Statements of Operations	4
Statements of Changes in Stockholders' Deficit	5
Statements of Cash Flows	6
Notes to Financial Statements	7



To the Board of Directors of
XTI Aircraft Company
Englewood, Colorado

INDEPENDENT AUDITOR'S REPORT

Report on the Financial Statements

We have audited the accompanying financial statements of XTI Aircraft Company (the "Company") (a Delaware corporation), which comprise the balance sheet as of December 31, 2018, and the related statements of operations, changes in stockholders' deficit, and cash flows for the year then ended, and the related notes to the financial statements.

Management's Responsibility for the Financial Statements

Management is responsible for the preparation and fair presentation of these financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement, whether due to fraud or error.

Auditor's Responsibility

Our responsibility is to express an opinion on these financial statements based on our audit. We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free from material misstatements.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the financial statements. The procedures selected depend on the auditor's judgment, including the assessment of the risks of material misstatement of the financial statements, whether due to fraud or error. In making those risk assessments, the auditor considers internal control relevant to the entity's preparation and fair presentation of the financial statements in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the entity's internal control. Accordingly, we express no such opinion. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Artesian CPA, LLC

1624 Market Street, Suite 202 | Denver, CO 80202
p: 877.968.3330 f: 720.634.0905
info@ArtesianCPA.com | www.ArtesianCPA.com

Opinion

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of XTI Aircraft Company as of December 31, 2018, and the results of its operations and its cash flows for the year then ended, in accordance with accounting principles generally accepted in the United States of America.

Emphasis of a Matter

The accompanying financial statements have been prepared assuming that the Company will continue as a going concern. As described in Note 1 to the financial statements, the Company has not generated revenues or profits since inception, has negative cash flows from operations, has sustained a net loss of $3,798,753 for the year ended December 31, 2018, has an accumulated deficit of $9,100,649 as of December 31, 2018, and has limited liquid assets with $556,847 of cash while having $2,437,764 of current assets as of December 31, 2018. These factors, among others, raise substantial doubt about the Company's ability to continue as a going concern. Management's plans in regard to these matters are also described in Note 1. The financial statements do not include any adjustments that might result from the outcome of this uncertainty. Our opinion is not modified with respect to this matter.

Other Matter

The accompanying financial statements of XTI Aircraft Company as of December 31, 2017 and for the year then ended were audited by a predecessor auditor. The predecessor auditor issued an unqualified opinion dated April 27, 2018 on the financial statements as of December 31, 2017 and for the year then ended. The predecessor auditor included an emphasis of a matter paragraph in its opinion related to the existence of substantial doubt as to the Company's ability to continue as a going concern.

/s/ Artesian CPA, LLC

Denver, Colorado
May 6, 2019

Artesian CPA, LLC

1624 Market Street, Suite 202 | Denver, CO 80202
p: 877.968.3330   f: 720.634.0905
info@ArtesianCPA.com | www.ArtesianCPA.com

XTI AIRCRAFT COMPANY
Balance Sheets

| | December 31, | |
	2018	2017
Assets		
Current assets:		
Cash	$ 556,847	$ 436,973
Escrow receivable	86,885	65,503
Total current assets	643,732	502,476
Non-current assets:		
Patent, net	197,720	91,940
Trademarks	7,518	7,518
Total non-current assets	205,238	99,458
Total assets	$ 848,970	$ 601,934
Liabilities and Stockholders' Deficit		
Current liabilities:		
Accounts payable	$ 432,262	$ 139,684
Accounts payable - related party	448,909	527,809
Accrued interest	120,502	77,944
Customer deposits	175,000	75,000
Convertible notes - related party, current portion	890,444	1,281,866
Revolving line-of-credit - related party	143,175	180,063
Warrant liability	227,472	150,804
Total current liabilities	2,437,764	2,433,170
Long-term liabilities:		
Convertible notes - related party, net of current portion, net of unamortized discount of $348,515 and $0 as of December 31, 2018 and 2017, respectively	916,485	-
Total liabilities	3,354,249	2,433,170
Commitments and contingencies		
Stockholders' deficit:		
Common stock, $0.001 par value, 100,000,000 shares authorized at December 31, 2018 and 2017, 38,476,770 and 37,455,017 shares issued and outstanding, respectively	38,477	37,445
Additional paid-in capital	6,556,893	3,433,215
Accumulated deficit	(9,100,649)	(5,301,896)
Total stockholders' deficit	(2,505,279)	(1,831,236)
Total liabilities and stockholders' deficit	$ 848,970	$ 601,934

See Independent Auditor's Report and notes to financial statements.

XTI AIRCRAFT COMPANY
Statements of Operations

	For the Years Ended December 31,	
	2018	2017
Operating expenses:		
Conceptual design	$ 764,944	$ 635,692
Sales and marketing	42,334	327,546
General and administrative	1,713,100	2,197,250
Total operating expenses	2,520,378	3,160,488
Operating loss	(2,520,378)	(3,160,488)
Other expense:		
Change in value of warrant	(41,347)	25,899
Interest Expense	(93,801)	(40,102)
Interest Expense – beneficial conversion feature	(1,080,631)	-
Interest expense – discount accretion	(62,596)	(18,145)
Total other expense	(1,278,375)	(32,348)
Net loss	$ (3,798,753)	$ (3,192,836)
Weighted average common shares outstanding during the year	38,092,290	37,445,017
Net loss per common share – basic and diluted	$ (0.10)	$ (0.09)

See Independent Auditor's Report and notes to financial statements.

- 4 -

XTI AIRCRAFT COMPANY
Statements of Changes in Stockholders' Deficit
For the Years Ended December 31, 2018 and 2017

| | Common Stock | | Additional | Accumulated | Total Stockholders' |
	Shares	Amount	Paid-In Capital	Deficit	Deficit
Balance at December 31, 2016	36,428,839	$36,429	$678,270	($2,109,060)	($1,394,361)
Issuance of shares through Reg A offering	378,178	378	377,800	-	378,178
Issuance of shares for compensation	513,000	513	512,487	-	513,000
Issuance of common stock	125,000	125	124,875	-	125,000
Stock-based compensation - options	-	-	1,678,301	-	1,678,301
Warrants issued with convertible debt	-	-	126,723	-	126,723
Offering costs	-	-	(65,241)	-	(65,241)
Net loss	-	-	-	(3,192,836)	(3,192,836)
Balance at December 31, 2017	37,445,017	$37,445	$3,433,215	($5,301,896)	($1,831,236)
Issuance of shares through Reg A offering ($1.00)	319,863	320	319,543	-	319,863
Issuance of shares through Reg A offering ($1.50)	66,655	67	99,916	-	99,983
Issuance of shares for compensation	313,335	313	359,690	-	360,003
Issuance of common stock	331,900	332	320,342	-	320,674
Stock-based compensation - options	-	-	558,505	-	558,505
Stock-based compensation - warrants	-	-	198,720	-	198,720
Warrants issued with share issuance	-	-	11,226	-	11,226
Warrants issued with convertible debt	-	-	302,533	-	302,533
Beneficial conversion feature on convertible debt	-	-	1,080,631	-	1,080,631
Offering costs	-	-	(127,428)	-	(127,428)
Net loss	-	-	-	(3,798,753)	(3,798,753)
Balance at December 31, 2018	38,476,770	$38,477	$6,556,893	($9,100,649)	($2,505,279)

See Independent Auditor's Report and notes to financial statements.

- 5 -

XTI AIRCRAFT COMPANY
Statements of Cash Flows

	For the Years Ended December 31,	
	2018	2017
Cash flows from operating activities		
Net loss	$ (3,798,753)	$ (3,192,836)
Adjustments to reconcile net loss to net cash used in operating activities:		
Amortization of intangible assets	14,635	4,805
Accretion of debt discount to interest expense	62,596	18,145
Change in fair value of warrant liability	41,347	(25,899)
Stock issuance for compensation	360,003	513,000
Stock compensation expense	558,505	1,678,301
Warrant compensation expense	198,720	-
Amortization of convertible note beneficial conversion feature	1,080,631	-
Changes in operating assets and liabilities:		
Deposits	-	67,560
Prepaids	-	18,293
Accounts payable	292,579	68,472
Accounts payable - related party	(78,900)	47,028
Customer deposits	100,000	75,000
Accrued interest	92,558	40,101
Net cash used in operating activities	(1,076,079)	(688,030)
Cash flows from investing activities		
Patent issuance costs	(120,416)	(20,000)
Net cash provided by investing activities	(120,416)	(20,000)
Cash flows from financing activities		
Proceeds from convertible notes	715,000	530,000
Proceeds from Reg A offering, net	327,739	353,196
Proceeds held in escrow	(21,382)	(6,229)
Borrowings on revolving line-of-credit	-	101,533
Payments on revolving line-of-credit	(36,888)	(25,823)
Proceeds from issuance of common stock	331,900	125,000
Net cash provided by financing activities	1,316,369	1,077,677
Net increase in cash	119,874	369,647
Cash - beginning of period	436,973	67,326
Cash - end of period	$ 556,847	$ 436,973
Supplemental Disclosure of Non-Cash Financing Activities:		
Warrants issued as broker compensation	$ 35,322	$ 176,703
Conversion of accrued interest to convertible note payable	$ 50,000	$ -
Warrants issued with common stock	$ 11,226	$ -
Warrants issued with convertible notes	$ 302,533	$ 126,723

No cash for interest or income taxes was paid during the years ended December 31, 2018 and 2017.

See Independent Auditor's Report and notes to financial statements.

Note 1 - Description of Business and Significant Accounting Policies

XTI Aircraft Company (the "Company," "XTI," or "we") is a privately owned aviation business incorporated in Delaware in 2009 to develop vertical takeoff airplanes. XTI is an early-stage aircraft manufacturer that is creating a revolutionary solution for the business aviation industry. Once developed, this vertical takeoff airplane, the TriFan, will offer point-to-point travel to reduce total travel time by decreasing time spent driving to and from an airport before enjoying the benefits of a private jet.

Since inception, the Company has been engaged primarily in developing the design and engineering concepts for the TriFan and seeking funds from investors to fund that development.

Going Concern and Management's Plans

The accompanying financial statements have been prepared on a going-concern basis, which contemplates the realization of assets and liquidation of liabilities in the ordinary course of business. As of December 31, 2018, the Company has cash totaling $556,847, current liabilities totaling $2,437,764, and inception-to-date losses totaling $9,100,649, raising substantial doubt about the Company's ability to continue as a going concern.

In order for the Company to continue as a going concern, management's plan is to expand its financing plans to include potential additional closings under Regulations A offerings. Nonetheless, to date the Company has not accomplished a financing of the size needed to put the Company on a stable operating basis. There can be no assurance that the Company will be able to secure additional debt or equity financing, will be able to obtain positive cash flow operations, or that, if the Company is successful in any of those actions, those actions will produce adequate cash flow to enable the Company to meet future obligations. If the Company is unable to obtain additional debt or equity financing, operations may need to be reduced or ceased. The inability or failure to secure adequate debt or equity financing could adversely affect the Company's business, financial condition, and results of operations.

Cash

The Company holds cash in checking accounts. The Company continually monitors its positions with, and the credit quality of, the financial institutions with which it holds cash. The Company had $300,703 and $0 of cash in excess of FDIC insured balances as of December 31, 2018 and 2017, respectively.

Intangible Assets

Intangible assets are recorded at historical cost. These assets are related to legal costs incurred in pursuing patents and trademarks to protect the Company's intellectual property. If the Company determines it will abandon these efforts, or if the United States Patent and Trademark Office indicates the patents or trademarks will not be accepted, all capitalized cost would be expensed immediately. The Company amortizes patents over a 15-year life once awarded. As of December 31, 2018 and 2017, costs totaling $227,046 and $106,630 associated with patents and trademarks had been recorded, respectively. Amortization expense of $14,635 and $4,805 has been recorded for the years ended December 31, 2018 and 2017, respectively.

Conceptual Design Costs

Conceptual design costs, also referred to as research and development costs, of the Company are expensed as incurred. These costs relate to the design and creation of the TriFan. For the years ended December 31, 2018 and 2017, the Company incurred conceptual design cost expenses of $764,944 and $635,692, respectively.

Advertising and Promotion

The cost of advertising and promotion is expensed as incurred. For the years ended December 31, 2018 and 2017, the Company incurred advertising and promotion expenses of $42,334 and $327,546, respectively. As of December 31, 2018 and 2017, the Company had no accrued advertising expense recorded as liabilities in the accompanying balance sheets.

Income Taxes

The Company converted from an S corporation for tax purposes to a C corporation effective September 26, 2016. The Company follows guidance for income taxes and uncertain tax positions. Deferred income taxes are provided for the differences between the bases of assets and liabilities for financial reporting and income tax purposes. Tax positions meeting the more-likely-than-not recognition threshold are measured in accordance with accounting guidance. A valuation allowance is established when necessary to reduce deferred tax assets to the amount expected to be realized.

Interest and penalties associated with tax positions are recorded in the period assessed as general and administrative expenses. However, no interest or penalties have been assessed as of December 31, 2018.

Use of Estimates

The preparation of financial statements in accordance with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting periods. Actual results could differ from those estimates.

Long-Lived Assets

Long-lived assets principally include intangible assets. The Company evaluates long-lived assets for impairment whenever events or changes in circumstances indicate that the carrying value of the asset may not be recoverable.

An impairment is measured by comparing expected future cash flows (undiscounted and before interest) to the carrying value of the assets. If impairment exists, the amount of impairment is measured as the difference between the net book value of the assets and their estimated fair value. The Company believes that no impairment of any long-lived assets existed at December 31, 2018 and 2017.

XTI AIRCRAFT COMPANY
Notes to Financial Statements
As of December 31, 2018 and 2017 and for the years then ended

Convertible Instruments

U.S. GAAP requires companies to bifurcate conversion options from their host instruments and account for them as free standing derivative financial instruments according to certain criteria. The criteria include circumstances in which (a) the economic characteristics and risks of the embedded derivative instrument are not clearly and closely related to the economic characteristics and risks of the host contract, (b) the hybrid instrument that embodies both the embedded derivative instrument and the host contract is not re-measured at fair value under otherwise applicable generally accepted accounting principles with changes in fair value reported in earnings as they occur and (c) a separate instrument with the same terms as the embedded derivative instrument would be considered a derivative instrument. An exception to this rule is when the host instrument is deemed to be conventional as that term is described under applicable U.S. GAAP.

When the Company has determined that the embedded conversion options should not be bifurcated from their host instruments, the Company records, when necessary, discounts to convertible notes for the intrinsic value of conversion options embedded in debt instruments based upon the differences between the fair value of the underlying common stock at the commitment date of the note transaction and the effective conversion price embedded in the note. Debt discounts under these arrangements are amortized over the term of the related debt to their stated date of redemption.

Convertible Warrant Liabilities and Common Stock Warrants

Freestanding warrants to purchase shares of the Company's common stock are classified as liabilities on the balance sheets at their estimated fair value when the warrant holder has the option to elect to receive cash value for the warrants and, therefore, may obligate the Company to transfer assets at some point in the future. Such common stock warrants are recorded at fair value upon issuance and are subject to remeasurement to their respective estimated fair values. At the end of each reporting period, changes in the estimated fair value of such common stock warrants are recorded in the statements of operations. The Company will continue to adjust the liability associated with the liability classified common stock warrants for changes in the estimated fair value until the earlier of the exercise or expiration of the common stock warrants.

The Company issued common stock warrants in connection with the execution of certain debt financings during the years ended December 31, 2018 and 2017 and in exchange for professional services rendered to the Company. Common stock warrants that are not considered derivative liabilities are accounted for at fair value at the date of issuance in additional paid-in capital. The fair value of these common stock warrants is determined using the Black-Scholes option-pricing model.

Stock-Based Compensation

The Company accounts for stock-based compensation in accordance with ASC 718, *Compensation - Stock Compensation*. Under the fair value recognition provisions of ASC 718, stock-based compensation cost is measured at the grant date based on the fair value of the award and is recognized as expense ratably over the requisite service period, which is generally the option vesting period. The Company uses the Black-Scholes option pricing model to determine the fair value of stock options.

The Company measures compensation expense for its non-employee stock-based compensation under ASC 505, *Equity*. The fair value of the option issued or committed to be issued is used to measure the transaction, as this is more reliable than the fair value of the services received. The fair value is measured at the value of the Company's common stock or stock award on the date that the commitment for performance by the counterparty has been reached or the counterparty's performance is complete. The fair value of the equity instrument is charged directly to stock-based compensation expense and credited to additional paid-in capital.

The assumptions used in calculating the fair value of stock-based awards represent management's best estimates and involve inherent uncertainties and the application of management's judgment. As a result, if factors change and management uses different assumptions, stock-based compensation expense could be materially different for future awards.

The expected life of stock options was estimated using the "simplified method," as the Company has limited historical information to develop reasonable expectations about future exercise patterns and employment duration for its stock options grants. The simplified method is based on the average of the vesting tranches and the contractual life of each grant. For stock price volatility, the Company uses comparable public companies as a basis for its expected volatility to calculate the fair value of options grants. The risk-free interest rate is based on U.S. Treasury notes with a term approximating the expected life of the option. The estimation of the number of stock awards that will ultimately vest requires judgment, and to the extent actual results or updated estimates differ from the Company's current estimates, such amounts are recognized as an adjustment in the period in which estimates are revised.

Beneficial Conversion Feature

From time to time, the Company may issue convertible notes that may have conversion prices that create an embedded beneficial conversion feature pursuant to FASB ASC Subtopic 470-20, Debt with Conversion and Other Options. A beneficial conversion feature ("BCF") exists on the date a convertible note is issued when the fair value of the underlying common stock to which the note is convertible is in excess of the conversion price. In accordance with this guidance, the intrinsic value of the BCF is recorded as a debt discount with a corresponding amount to additional paid-in capital. The debt discount is amortized to interest expense over the life of the note using the effective interest method.

Net Loss per Share

Net earnings or loss per share is computed by dividing net income or loss by the weighted-average number of common shares outstanding during the period, excluding shares subject to redemption or forfeiture. The Company presents basic and diluted net earnings or loss per share. Diluted net earnings or loss per share reflect the actual weighted average of common shares issued and outstanding during the period, adjusted for potentially dilutive securities outstanding. Potentially dilutive securities are excluded from the computation of the diluted net loss per share if their inclusion would be anti-dilutive. As the Company is in a net loss position as of December 31, 2018 and 2017, all dilutive items are anti-dilutive and therefore basic net loss per share equals diluted net loss per share. Potentially dilutive items outstanding as of December 31, 2018 and 2017 include stock options (Note 4), warrants (Note 5), and convertible notes (Note 3).

Customer Deposits

The Company periodically enters into aircraft reservation agreements that include a deposit placed by a potential customer. The deposits serve to prioritize orders when the aircraft becomes available for delivery. Customers making deposits are not obligated to purchase aircraft until they execute a definitive purchase agreement. Customers may request return of their deposit any time up until the execution of a purchase agreement. The Company records such advance deposits as a liability and defers the related revenue recognition until delivery of an aircraft occurs, if any.

Reclassifications of Prior Year Balances

Certain balances were reclassified from prior year presentation to conform to current year presentation. These changes did not have a material impact to these financial statements.

Note 2 – Revolving Line-of-Credit – Related Party

On January 1, 2016, the Company entered into a revolving line-of-credit with a stockholder of the Company, which allowed the Company to borrow up to $250,000. Under terms of the agreement, balances drawn on the revolving line-of-credit bear interest of 3% annually. The revolving line-of-credit has a maturity date of January 1, 2020 and through the date the financials were available to be issued has not been repaid by the Company. As of December 31, 2018 and 2017, the balance on the revolving line-of-credit was $143,175 and $180,063, respectively. Interest expense on this line of credit for the years ended December 31, 2018 and 2017 was $4,029 and $3,450, respectively. As of December 31, 2018 and 2017, accrued interest payable on the line of credit was $11,167 and $7,138, respectively.

Note 3 – Convertible Notes – Related Party

In August 2015, the Company entered into a convertible note agreement with a stockholder. The convertible note has a principal amount of $763,176 and accrues interest at a rate of 3% per annum, provided that on and after the maturity dates (noted below) interest shall accrue from and after such date on the unpaid principal and all accrued but unpaid interest of the note at a rate of 10% per annum. The convertible note matures upon the Company securing different levels of investment from third parties as follows:

- $250,000 matures once the Company receives at least $5.0 million in total from investors;
- $250,000 matures once the Company receives at least $10.0 million in total from investors; and
- $263,176 matures once the Company receives at least $15.0 million in total from investors.

The stockholder has the right to receive repayment of the note upon maturity in either cash or in shares of common stock of the Company. The terms of the conversion state that the shares to be issued to the stockholder upon a conversion shall be equal to the value of shares based on a $35 million pre-money valuation of the Company. The conversion may occur at any time on or before the third maturity date noted above. The stockholder, at his option, may cause all or any portion of the unpaid principal and any accrued but unpaid interest to be converted into common stock of the Company. As of December 31, 2018 and 2017, the outstanding balance was $763,176. Interest expense on this obligation for the years ended December 31, 2018 and 2017 was $22,895 and $22,895, respectively. As of December 31, 2018 and 2017, accrued interest payable on this obligation was $77,644 and $55,330, respectively.

During 2015, the Company entered into a convertible note with a consultant and Board member of the Company. The note has a principal amount of $97,268 and bears interest at a rate of 3.0% per annum. The holder of this note may demand repayment of the note at any time and has the option to receive repayment of the note in either cash or in shares of common stock of the Company based on the fair market value of the Company's common stock on the date of the conversion. As of December 31, 2018 and 2017, the outstanding balance was $97,268. Interest expense on this obligation for the years ended December 31, 2018 and 2017 was $2,918 and $2,918, respectively. As of December 31, 2018 and 2017, accrued interest payable on this obligation was $8,754 and $5,836, respectively.

During 2017, the Company entered into a convertible note with a consultant and Board member of the Company. The note has a principal amount of $500,000 and accrues interest at a rate of 10.0% per annum, provided that on and after the maturity date of November 2023 interest shall accrue from and after such date on the unpaid principal and all accrued but unpaid interest of the note at a rate of 12.0% per annum. In October 2018, the principal and accrued interest on this note (totaling $550,000) plus an additional $165,000 of new cash were combined into a new convertible note with a principal balance of $715,000. The original convertible note was cancelled as part of this new note. The remaining note bears interest at a rate of 10.0% per annum. Interest expense on this obligation for the years ended December 31, 2018 and 2017 was $51,792 and $8,470, respectively. As of December 31, 2018 and 2017, accrued interest payable on this obligation was $10,262 and $8,470, respectively. This convertible note is presented on the balance sheet net of unamortized discounts of $139,522 related to warrants issued in conjunction with this convertible note (see Note 5), for a net carrying balance of $575,478 as of December 31, 2018.

The holder of this note has the right to receive repayment of the note upon maturity in either cash or in shares of common stock of the Company at a value of $1.00 per share. The conversion may occur at any time on or before November 1, 2023. On the date of issuance, the Company was actively selling shares of its common stock at $1.50 per share. Thus, the Company determined there was a beneficial conversion feature on the date of the issuance. The Company recorded a discount of $579,851 related to the beneficial conversion feature. This amount was fully amortized to interest expense during 2018 because the note is immediately convertible into common stock.

During 2017, the Company entered into a convertible note with a consultant and stockholder of the Company. The note has a principal amount of $30,000 and accrues interest at a rate of 10.0% per annum, provided that on and after the maturity dates (noted below) interest shall accrue from and after such date on the unpaid principal and all accrued but unpaid interest of the note at a rate of 12.0% per annum. The principal balance outstanding on this obligation was $30,000 as of both December 31, 2018 and 2017. Interest expense on this obligation for the years ended December 31, 2018 and 2017 was $3,000 and $508, respectively. As of December 31, 2018 and 2017, accrued interest payable on this obligation was $3,508 and $508, respectively.

The holder of this note has the right to receive repayment of the note upon maturity in either cash or in shares of common stock of the Company at a value of $1.00 per share. The conversion may occur at any time on or before the maturity date noted below.

The convertible note matures upon the earlier of:

- 60 days after the Company flies its first prototype of the TriFan 600; or
- December 31, 2018

During 2018, the Company entered into a convertible note with a consultant of the Company. The note has a principal amount of $550,000 and accrues interest at a rate of 10.0% per annum, provided that on and after the maturity date (noted below) interest shall accrue from and after such date on the unpaid principal and all accrued but unpaid interest of the note at a rate of 12.0% per annum. The principal balance outstanding as of December 31, 2018 was $550,000. Interest expense on this obligation for the year ended December 31, 2018 was $9,167. As of December 31, 2018, accrued interest payable on this obligation was $9,167. This convertible note is presented on the balance sheet net of unamortized discounts of $208,993 related to warrants issued in conjunction with this convertible note (see Note 5), for a net carrying balance of $341,007 as of December 31, 2018.

The holder of this note has the right to receive repayment of the note upon maturity in either cash or in shares of common stock of the Company at a value of $1.00 per share. The conversion may occur at any time on or before November 1, 2023. On the date of issuance, the Company was actively selling shares of its common stock at $1.50 per share. Thus, the Company determined there was a beneficial conversion feature on the date of the issuance. The Company recorded a discount of $500,780 related to the beneficial conversion feature. This amount was fully amortized to interest expense during 2018 because the note is immediately convertible into common stock.

- 60 days after the Company flies its first prototype of the TriFan 600; or
- November 1, 2023

Note 4 – Stockholders' Deficit

The Company has authorized 100,000,000 shares of $0.001 par value common stock.

In 2017, in conjunction with the initial close under its Reg A filing the Company issued 138,667 warrants to a service provider to purchase common stock with an exercise price of $1.00 per warrant. The warrants are exercisable for a period of 10 years. The Company considered accounting guidance and determined that the warrants are liability classified. The fair value of the warrants was determined to be $136,444, with the remaining $328,482 net proceeds from the Reg A filing allocated to equity. The warrant liability will be re-measured at fair value each reporting period. The settlement of the warrant liability will occur once all the warrants have either been exercised or expire and will not require the Company to pay cash. See Note 7 for discussion of fair value.

During 2017, the Company completed closings under its Reg A Filing and sold 378,178 shares of common stock at a value of $1.00 per share for gross proceeds of $378,178 to 452 different individual investors. As of December 31, 2017, proceeds of $65,503 were held in escrow and recorded as an asset on the balance sheet. Offering costs totaling $25,482 have been netted against the gross proceeds received during 2017.

The Company issued 50,500 additional warrants to the same service provider during 2017. The Company considered accounting guidance and determined that the warrants are liability classified. The fair value of the warrants was determined to be $40,259, with the remaining $312,937 net proceeds from the Reg A filing allocated to equity. The warrant liability will be re-measured at fair value each reporting period. The settlement of the warrant liability will occur once all the warrants have either been exercised or expire and will not require the Company to pay cash. See Note 7 for discussion of fair value.

During 2018, the Company completed additional closings under its Reg A Filing and sold 319,863 shares of common stock at a value of $1.00 per share for gross proceeds of $319,863 to 180 different individual investors. As of December 31, 2018, proceeds of $7,650 were held in escrow and recorded as an asset on the balance sheet. This offering was closed in July 2018.

The Company issued 27,500 additional warrants to the same service provider during 2018 with an exercise price of $1.00 per share. The warrants are exercisable upon the date of grant through the contractual term of 10 years. The Company considered accounting guidance and determined that the warrants are liability classified. The fair value of the warrants was determined to be $30,960, with the remaining net proceeds from the Reg A filing allocated to equity. The warrant liability will be re-measured at fair value each reporting period. The settlement of the warrant liability will occur once all the warrants have either been exercised or expire and will not require the Company to pay cash. See Note 7 for discussion of fair value.

On September 19, 2018, the Company initiated a new Reg A filing that offered shares for sale at a value of $1.50 per share. During 2018, the Company completed closings under this Reg A filing and sold 66,655 shares of common stock at a value of $1.50 per share for gross proceeds of $99,983 to 38 individual investors. As of December 31, 2018, proceeds of $79,235 were held in escrow and recorded as an asset on the balance sheet.

The Company issued 4,222 additional warrants to the same service provider during 2018 with an exercise price of $1.50 per share. The warrants are exercisable upon the date of grant through the contractual term of 5 years. The Company considered accounting guidance and determined that the warrants are liability classified. The fair value of the warrants was determined to be $4,362 with the remaining net proceeds from the Reg A filing allocated to equity. The warrant liability will be re-measured at fair value each reporting period. The settlement of the warrant liability will occur once all the warrants have either been exercised or expire and will not require the Company to pay cash. See Note 7 for discussion of fair value.

Offering costs totaling $92,107 from both offerings have been netted against the gross proceeds received during 2018.

During 2018, the Company issued 313,335 shares of common stock to various service providers in exchange for services performed for the Company. These shares were valued by the Company at the common stock offering price in its Regulation A offerings live at the time of each issuance, ranging from $1.00 to $1.50 per share. Total compensation expense recorded for the year ended December 31, 2018 under these arrangements was $360,003.

During 2018, the Company issued 331,900 shares of common stock at $1.00 per share for gross proceeds of $331,900. Two of these issuances included warrants to purchase a total of 105,000 shares of common stock at an exercise price of $1.00 per share. The warrants are exercisable upon the date of grant through the contractual term of 1 year. The Company considered accounting guidance and determined that the warrants are equity classified. The fair value of the warrants was determined to be $11,226, which was netted from the gross proceeds in recording these stock issuances to additional paid-in capital.

Stock Option Plan

During 2017 the Company adopted the 2017 Employee and Consultant Stock Ownership Plan ("2017 Plan"). The Company may issue awards up to a maximum of 6,000,000 common shares in the form of restricted stock units and stock options to employees, directors, and consultants.

On October 21, 2017 the Company issued 2,230,954 stock options to consultants. Each option was fully vested on the date of grant with an exercise price of $1.00 and expire 10 years from the date of grant. The Company valued the stock options using the Black-Scholes model with the following assumptions: stock price - $1.00; exercise price - $1.00; expected term - 5 years; volatility - 100.6%; risk free yield - 2.03%; dividend rate - 0%. The grant date fair value for the options was $1,678,301 which was recorded as stock-based compensation for the year ended December 31, 2017.

During 2018, the Company issued 762,346 stock options to consultants. Each option was fully vested on the date of grant with exercise prices ranging between $1.00 to $1.50. Each option grant expires 10 years from the date of grant. The Company valued the stock options using the Black-Scholes model with the following assumptions: expected term - 5 years; volatility – 86.5%; risk free yield between 2.69% and 3.14% (depending on the date of grant); dividend rate - 0%; stock price of $1.00 or $1.50 (based on the price per share available to the public through the applicable Reg A offering); exercise price of either $1.00 or $1.50. The grant date fair value for the options was $558,508 which was recorded as stock-based compensation for the year ended December 31, 2018. The weighted average Black-Scholes fair value and exercise price of stock options issued in 2018 was $0.73 and $1.10 per share, respectively.

As of December 31, 2018, there were 2,993,300 stock options outstanding and exercisable with a weighted average exercise price of $1.02 per share. The weighted average duration to expiration of outstanding options as of December 31, 2018 was 8.9 years. There is no unrecognized compensation expense as of December 31, 2018 as all outstanding options are fully vested.

Note 5 – Warrants

The following table summarizes the status of the Company's common stock warrants at December 31, 2018 and 2017 and changes during the years then ended:

Common stock Warrants	Number of Underlying Shares	Weighted Average Exercise Price per Share	
Outstanding – December 31, 2016	141,167	$	1.00
Granted	209,500	$	1.00
Outstanding – December 31, 2017	350,667	$	1.00
Cancelled	(150,000)	$	1.00
Granted	711,222	$	1.00
Outstanding – December 31, 2018	911,889	$	1.00

In conjunction with the 2017 convertible notes – related party (Note 3) the Company issued warrants for the purchase of a total of 159,000 shares of common stock at an exercise price of $1.00. The warrants are exercisable upon the date of grant through the contractual term of 10 years. The Company evaluated the warrants determining the warrants are equity classified. Using the Black-Scholes model, the Company determined the grant-date fair value of the warrants was $126,723 which has been recorded as a debt discount and additional paid-in-capital. The debt discount was being accreted to interest expense through the maturity date of December 31, 2018 or 60 days after the Company flies its first prototype of the TriFan 600. In conjunction with the 2018 convertible notes – related party (Note 3) the Company cancelled 150,000 warrants previously issued with an exercise price of $1.00 and issued new 214,500 new warrants with an exercise price of $1.50. The warrants are exercisable upon the date of grant through the contractual term of 5 years. The Company evaluated the warrants determining the warrants are equity classified. Using the Black-Scholes model, the Company determined the net grant-date fair value of the warrants was $86,333, which has been recorded as a debt discount and additional paid-in-capital. The debt discounts are being accreted to interest expense through the maturity date of November 1, 2023. For the years ended December 31, 2018 and 2017 the Company accreted $55,389 and $18,145, respectively, of these debt discounts to interest expense.

In conjunction with the 2018 convertible notes – related party (Note 3) from a new investor, the Company issued warrants for the purchase of a total of 100,000 shares of common stock at an exercise price of $1.00 and 100,000 shares of common stock at an exercise price of $1.50. The warrants are exercisable upon the date of grant through the contractual term of 10 years. The Company evaluated the warrants determining the warrants are equity classified. Using the Black-Scholes model, the Company determined the grant-date fair value of the warrants was $216,200, which has been recorded as a debt discount and additional paid-in-capital. The debt discount is being accreted to interest expense through the maturity date of November 1, 2023 or 60 days after the Company flies its first prototype of the TriFan 600. For the year ended December 31, 2018 the Company accreted $7,207 of the debt discount to interest expense.

During 2018, the Company issued a service provider warrants for 160,000 shares of common stock at an exercise price of $0.01 per share. The warrants are exercisable upon the date of grant through the contractual term of 10 years. The Company evaluated the warrants determining the warrants are equity classified. Using the Black-Scholes model, the Company determined the grant-date fair value of the warrants was $198,720, which has been recorded to operating expenses and additional paid-in capital.

See discussions of additional warrant issuances in conjunction with stock issuances during 2018 discussed in Note 4.

Warrants granted during 2018 were valued using the following Black-Scholes pricing model inputs:

	2018
Risk Free Interest Rate	2.47% - 2.96%
Expected Dividend Yield	0.00%
Expected Volatility	86.50%
Expected Life (years)	0.50 - 5.0
Fair Value per Warrant	$0.70 - $1.49

Note 6 - Related Party Transactions

See Notes 2 and 3 for disclosure of related party revolving line-of-credit and convertible notes.

The Company conducts business with a vendor that is owned by one of the Company's officers and stockholders and currently provides the Company with consulting CFO work. For the years ended December 31, 2018 and 2017, the Company paid this vendor $37,482 and $29,370, respectively. The Company owed this vendor $34,500 and $46,000 as of December 31, 2018 and 2017, respectively.

The Company conducts business with a consultant that is one of the Company's officers and currently provides the Company with CEO services. For the years ended December 31, 2018 and 2017, the Company paid this vendor $288,131 and $227,442, respectively. The Company owed this vendor $100,974 and $75,447 as of December 31, 2018 and 2017, respectively.

The Company conducts business with a number of vendors and consultants that hold common stock, options and / or warrants in the Company that provide various services in the normal course of operations. The Company owed these vendors $313,435 and $248,184 as of December 31, 2018 and 2017, respectively.

Note 7 – Fair Value Measurements

Financial assets and liabilities and nonfinancial assets and liabilities are measured at fair value on a recurring (annual) basis under a framework of a fair value hierarchy which prioritizes the inputs into valuation techniques used to measure fair value into three broad levels. This hierarchy gives the highest priority to quoted prices (unadjusted) in active markets and the lowest priority to unobservable inputs. Further, financial assets and liabilities should be classified by level in their entirety based upon the lowest level of input that was significant to the fair value measurement. The three levels of the fair value hierarchy are as follows:

Level 1: Unadjusted quoted market prices in active markets for identical assets or liabilities that are accessible at the measurement date.

Level 2: Quoted prices in inactive markets for identical assets or liabilities, quoted prices for similar assets or liabilities in active markets, or other observable inputs either directly related to the asset or liability or derived principally from corroborated observable market data.

Level 3: Unobservable inputs due to the fact that there is little or no market activity. This entails using assumptions in models which estimate what market participants would use in pricing the asset or liability.

Recurring Fair Value Measurements

The following table summarizes the Company's financial assets and liabilities measured on a recurring basis at fair value at December 31, 2018 by respective level of the fair value hierarchy:

	Level 1	Level 2	Level 3	Total
At December 31, 2018:				
Liabilities:				
Warrant liability	$ -	$ 227,472	$ -	$ 227,472
	$ -	$ 227,472	$ -	$ 227,472
At December 31, 2017:				
Liabilities:				
Warrant liability	$ -	$ 150,804	$ -	$ 150,804
	$ -	$ 150,804	$ -	$ 150,804

There were no financial assets and liabilities measured on a non-recurring basis as of December 31, 2018 or December 31, 2017.

The warrants were valued at the time of grant using the Black-Scholes model. Key assumptions include a 10-year term, volatility of 86.5%, and no expected dividends.

Note 8 - Commitments and Contingencies

Consulting Agreements

On July 8, 2015, the Company entered into an agreement with a third-party consultant for services relating to operating a web-based platform for prospective investors. The compensation is an administrative fee equal to $50 per investor. The agreement had an original effective date until July 8, 2016 and was subsequently extended to August 31, 2017 and later extended again to December 31, 2018. For the years ended December 31, 2018 and 2017, the Company paid this consultant $9,400 and $11,450, respectively. No amounts were owed as of December 31, 2018 and 2017 to this consultant.

During 2018, the Company entered into an agreement with this same vendor for its new Reg A filing. The fees charged under this new agreement included $25,000 for the build and creation of the Company's campaign page, an administrative fee equal to $50 per investor and warrants based on the number of investors that ultimately invest. The Company paid this consultant $5,800 during 2018. The Company owed this vendor $25,605 as of December 31, 2018.

During 2015, the Company engaged a broker-dealer consultant to perform administrative functions in connection with the 1-A Offering in addition to acting as the escrow agent. Compensation for this consultant is $2 per domestic investor for the anti-money-laundering check and a fee equal to 1.0% of the gross proceeds from the sale of the shares offered. If the Company elects to terminate the 1-A Offering prior to its completion, the Company has agreed to reimburse the consultant for its out-of-pocket expenses incurred in connection with the services provided under the agreement. Additionally, the Company will pay $225 for account set-up and $25 per month for so long as the 1-A Offering is being conducted, but in no event longer than two years ($600 in total fees), and up to $15 per investor for processing incoming funds. The Company will pay an affiliated company of the consultant, a technology service provider, $4 for each subscription agreement executed via electronic signature. The agreement originally terminated on January 21, 2017 but was amended to include a new termination date of December 31, 2018.

During 2018, the Company entered into an agreement with this same vendor for its new Reg A filing. The fees charged under this new agreement included $5 per domestic investor for the anti-money-laundering check and a fee equal to 0.5% of the gross proceeds from the sale of the shares offered. If the Company elects to terminate the offering prior to its completion, the Company has agreed to reimburse the consultant for its out-of-pocket expenses incurred in connection with the services provided under the agreement. Additionally, the Company will pay $500 for account set-up and $35 per month for so long as the offering is being conducted, but in no event longer than one year ($420 in total fees), and up to $15 per investor for processing incoming funds. The Company will pay an affiliated company of the consultant, a technology service provider, $3 for each subscription agreement executed via electronic signature. The agreement remains effective for as long as the offering remains open and active.

Litigation

On January 11, 2018, a lawsuit was filed against the Company seeking to recover more than $222,000 in fees for alleged breach of contract related to engineering work performed by the plaintiff, a related party. On March 6, 2018, the Company filed counterclaims seeking more than $100,000 for breach of contract and breach of fiduciary duty for failure to perform engineering work the plaintiff agreed to perform and refusal to return intellectual property and work product to the Company. The Company has included in accounts payable – related party $141,000 in engineering services related to this case. The Company reached a settlement agreement in April 2019 that resolved these claims. The Company agreed to pay $210,000 in exchange for full settlement of the claims and the relinquishment of certain common stock owned by a principal of the plaintiff.

Note 9 – Income Taxes

The Company uses the liability method of accounting for income taxes as set forth in ASC 740, Income Taxes. Under the liability method, deferred taxes are determined based on the temporary differences between the financial statement and tax basis of assets and liabilities using tax rates expected to be in effect during the years in which the basis differences reverse. A valuation allowance is recorded when it is unlikely that the deferred tax assets will be realized.

The income tax provision from operations consists of the following:

	December 31,	
	2018	2017
Current		
Federal	$ -	$ -
State	-	-
	$ -	$ -

Deferred				
Federal	$	(532,283)	$	(550,157)
State		(92,711)		(121,668)
Valuation allowance		624,994		671,825
	$	-	$	-

A reconciliation between the expected federal income tax rate and the actual tax rate is as follows:

	December 31,	
	2018	2017
Computed income taxes at 21% and 21%	$ (797,738)	$ (1,117,493)
Increase in income taxes resulting from:		
State and local income taxes, net of federal impact	(138,947)	(97,701)
Change in valuation allowance	624,994	671,825
Change in tax rate	-	540,467
Non-deductibles and other	311,691	2,902
Provision for income taxes	-	-

A summary of deferred tax assets and liabilities are as follows:

	December 31,	
	2018	2017
Deferred tax assets		
Accrued expenses	$ 246,990	$ 220,819
Stock compensation	702,976	427,493
Loss carryforwards	673,496	346,308
Total deferred tax assets	1,623,462	994,620
Valuation allowance	(1,623,462)	(994,620)
Net deferred tax assets	-	-

At December 31, 2018 and 2017, the Company has federal net operating loss carryforwards of approximately $2,731,382 and $1,404,000, respectively, for income tax purposes that begin to expire starting in 2037. Due to uncertainty as to the Company's ability to generate sufficient taxable income in the future to utilize the net operating loss carryforwards before they begin to expire in 2037, the Company has recorded a full valuation allowance to reduce the net deferred tax asset to zero.

There are no significant matters determined to be unrecognized tax benefits taken or expected to be taken in a tax return, in accordance with ASC 740 "Income Taxes", which clarifies the accounting for uncertainty in income taxes recognized in the financial statements and have been recorded on the Company's financial statements for the years ended December 31, 2018 and 2017. The Company does not anticipate a material change to unrecognized tax benefits in the next twelve months.

In December 2017, the Tax Cuts and Jobs Act (the "Tax Act") was enacted into law and the new legislation contains several key tax provisions that affected the Company, including a reduction of the corporate income tax rate to 21% effective January 1, 2018, among others. The Company is required to recognize the effect of the tax law changes in the period of enactment, such as determining the transition tax, remeasuring deferred tax assets and liabilities, as well as reassessing the net realizability of our deferred tax assets and liabilities. The Company used the new tax rates in calculating its 2018 and 2017 deferred tax assets, resulting in a decrease of its December 31, 2017 and prior generated net deferred tax assets of $540,467.

The Company files U.S. federal and state income tax returns. All previous tax returns have been filed. All tax periods since inception remain open to examination by the taxing jurisdictions to which the Company is subject.

Note 10 - Subsequent Events

The Company has evaluated all subsequent events through the auditors' report date, which is the date the financial statements were available for issuance. There were no subsequent events that required recognition or disclosure in the financial statements.

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 1-SA

SEMI-ANNUAL REPORT
PURSUANT TO REGULATION A OF THE SECURITIES ACT OF 1933

For the six-months ended June 30, 2019

XTI Aircraft Company
(Exact name of registrant as specified in its charter)

Commission File Number: 24R-00007

Delaware	37-1589087
(State or other jurisdiction of incorporation or organization)	(I.R.S. Employer Identification No.)

2209 Green Oaks Lane	
Greenwood Village, CO	80121
(Address of principal executive offices)	(Zip Code)

(303) 503-5660
Registrant's telephone number, including area code

Common Stock, par value $0.001 per share
(Title of each class of securities issued pursuant to Regulation A)

TABLE OF CONTENTS

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS	- 1 -
OTHER INFORMATION	- 4 -
INTERIM FINANCIAL STATEMENTS	- 5 -

In this Semi-Annual Report, references to "XTI," "we," "us," "our," or the "company" mean XTI Aircraft Company.

THIS SEMI-ANNUAL REPORT MAY CONTAIN FORWARD-LOOKING STATEMENTS AND INFORMATION RELATING TO, AMONG OTHER THINGS, THE COMPANY, ITS BUSINESS PLAN AND STRATEGY, AND ITS INDUSTRY. THESE FORWARD-LOOKING STATEMENTS ARE BASED ON THE BELIEFS OF, ASSUMPTIONS MADE BY, AND INFORMATION CURRENTLY AVAILABLE TO THE COMPANY'S MANAGEMENT. WHEN USED IN THE OFFERING MATERIALS, THE WORDS "ESTIMATE," "PROJECT," "BELIEVE," "ANTICIPATE," "INTEND," "EXPECT" AND SIMILAR EXPRESSIONS ARE INTENDED TO IDENTIFY FORWARD-LOOKING STATEMENTS. THESE STATEMENTS REFLECT MANAGEMENT'S CURRENT VIEWS WITH RESPECT TO FUTURE EVENTS AND ARE SUBJECT TO RISKS AND UNCERTAINTIES THAT COULD CAUSE THE COMPANY'S ACTUAL RESULTS TO DIFFER MATERIALLY FROM THOSE CONTAINED IN THE FORWARD-LOOKING STATEMENTS. INVESTORS ARE CAUTIONED NOT TO PLACE UNDUE RELIANCE ON THESE FORWARD-LOOKING STATEMENTS, WHICH SPEAK ONLY AS OF THE DATE ON WHICH THEY ARE MADE.

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

The following discussion of our financial condition and results of operations should be read in conjunction with our financial statements and the related notes included in this semi-annual report, as well as with our offering statement originally qualified on September 17, 2018 and subsequent amendment qualified on September 16, 2019. The following discussion contains forward-looking statements that reflect our plans, estimates, and beliefs. Our actual results could differ materially from those discussed in the forward-looking statements.

General Information

The company was incorporated in October 2009. No operations occurred until the fourth quarter of 2012. Since then we have been engaged primarily in developing the design and engineering concepts for the TriFan 600 and seeking funds from investors to fund that development. We completed the conceptual engineering report for the TriFan 600 in April 2014 and completed our business model in December 2014.

Operating Results

We have not yet generated any revenues and do not expect to do so until after receiving FAA certification for the TriFan 600. Such certification may not come until 2023 or later.

Across 2017, 2018, and the first half of 2019, we received $1,685,000 for a combination of deposits and convertible notes that represent orders for 81 aircraft under our Aircraft Reservation Deposit Agreement. These funds will not be recorded as revenue until the orders are delivered, which may not be for many years or at all if we do not deliver aircraft to those customers. The deposits serve to prioritize orders when the aircraft becomes available for delivery. Customers making deposits are not obligated to purchase aircraft until they execute a definitive purchase agreement. Customers may request return of their deposit any time up until the execution of a purchase agreement.

Six-Months Ended June 30, 2019 Compared to Six-Months Ended June 30, 2018. Operating expenses for the six-months ended June 30, 2019 was approximately 99% greater than operating expenses for the six-months ended June 30, 2018. The principal drivers of the increase in spending came from an increase in stock compensation expense included within general and administrative expenses offset by reductions in conceptual design and sales and marketing expense. For instance, conceptual design costs to advance development of the TriFan 600 and begin production of our proof of concept aircraft were decreased from $415,800 to $158,444 (a decrease of approximately 62%). Sales and marketing expense decreased from $21,398 to $9,146 (a decrease of approximately 57%). General and administrative costs were increased from $882,019 to $2,456,258 (an increase of approximately 178%). This increase was the result of issuing approximately $1,796,113 in options and warrants to members of the executive management team and other service providers as compensation for services.

Interest expense for this time period increased from $100,345 to $273,772 as we continued to rely on loan financing from related parties (discussed below). Interest expense in the six-months ended June 30, 2019 also included accretion of debt discount of $190,098 associated with the warrants granted with the convertible notes issued in 2018 and 2019.

As a result, our net loss for the six-months ended June 30, 2019 was $(2,897,620) as compared to a net loss of $(1,419,562) for the six-months ended June 30, 2018, an increase of approximately 104%. Our accumulated deficit at June 30, 2019 was $(11,997,508).

Liquidity and Capital Resources

June 30, 2019. As of June 30, 2019, we had cash of $123,759 and a working capital deficit of $(2,448,706) as compared to cash of $556,847 and a working capital deficit of $(1,794,032) at December 31, 2018. Additional current assets include $56,758 held in escrow from the sale of securities under the ongoing Regulation A Offering.

As with the six-months ended June 30, 2018, for the six-months ended June 30, 2019, we funded our operations primarily through the sale of common stock to investors under Regulation A. These sales accounted for net proceeds of

$75,518. We also repaid $25,051 in net borrowings under a revolving line of credit of up to $250,000 entered into between the company and our founder, Mr. Brody as of January 1, 2016. Borrowings under the credit revolver accrue interest at a rate of 3.0% per annum. We also repaid $30,000 in convertible notes and issued $60,000 in new convertible notes.

Included in the current liabilities are convertible notes issued to related parties. Of the $2,027,027 related party note liability, $763,176 is owed to David Brody. The convertible note has a principal amount of $763,176 and accrued interest at a rate of 3.0% per annum. The convertible note has different maturity dates contingent upon the company securing different levels of investment from third parties. Mr. Brody has the right to receive repayment of the note upon maturity in either cash or in shares of common stock of the company. The loan with Mr. Brody is included as Exhibit 6.9 to our Offering Statement on the Form 1-A. The company also received loans from Jeffrey Pino, who has since passed away. The notes have a principal amount of $97,268 and bear interest at a rate of 3.0% per annum. In February 2019, the estate of Mr. Pino agreed to accept repayment of the principal amount of the notes without interest payments in exchange for extinguishing the notes. The company repaid $30,000 of these notes in the six months ended June 30, 2019. The notes were payable on demand and are included as Exhibits 6.10 and 6.11 to our Offering Statement on the Form 1-A. The company also received a loan from Robert Denehy in exchange for a convertible promissory note. The convertible note has a principal amount of $500,000 and bears interest at a rate of 10.0% per annum. In October 2018, the principal and accrued interest on this note (totaling $550,000) plus an additional $165,000 of new cash were combined into a new convertible note with a principal balance of $715,000. The original convertible note with Mr. Denehy was cancelled as part of this new note. The remaining note bears interest at a rate of 10.0% per annum. The convertible note with Mr. Denehy is included as Exhibit 6.14 to our Offering Statement on the Form 1-A and is more fully described below in "Interest of Management and Others in Certain Transactions." The company also received a loan from Saleem Zaheer, a consultant and shareholder of the company, in exchange for a convertible note. The note has a principal amount of $30,000 and bears interest at a rate of 10.0% per annum. The loan with Mr. Zaheer is included as Exhibit 6.15 to our Offering Statement on the Form 1-A.

Currently, the company requires additional capital to continue operations. If we do not receive funding from private investors or our Regulation A Offering, we anticipate that the company will run out of funding in the second half of 2019 based on our current cash balance and burn rate. Sales to private investors may involve primary sales by the company at different terms than those in the Regulation A Offering. Our ability to receive additional investor financing may be harmed should affiliates and other holders of our securities attempt to sell their holdings.

Plan of Operations

The company has developed a detailed plan to complete its preliminary design phase, hire key members of its management team, expand sales and marketing efforts and complete detailed design and development work to support the completion of a 65% scale and production of a full scale flying proof of concept aircraft. The 65% scale prototype is currently being tested. The full scale aircraft is expected to take approximately 2.0 years to produce and the company will require $25 million in total funding during this period. Once the full scale proof of concept has been completed and demonstrated, the company will seek FAA certification for the TriFan 600 and begin preparations for production and manufacturing of the aircraft. The exact time and cost to secure FAA certification and commence production is not known, but we estimate that it will take 4 to 5 years and require at least $175 million in additional funding after completion of the proof of concept.

Investors will note that the above plan is a significant change from our original plan. Our original plan called for a 6 to 8 year timeline and a total cost of more than $400 million. The new plan requires half of the total funding and can be accomplished in a shorter time frame. The switch to a hybrid-electric propulsion system has yielded significant savings in the engineering and development that will be required to build and certify the aircraft. This change has also reduced the expected sale price of the aircraft from approximately $12 million to only $6.5 million. The company will still be able to achieve the same profit margins at this lower price. We believe this change in expected sale price will expand the potential market for our aircraft. We believe the combination of the lower total cost of development and the expanded market potential increases the probability of successfully developing, funding and flying the TriFan 600.

With the receipt of sufficient financing, we will continue to focus our resources on four key areas: (i) hiring key members of the management team; (ii) pursuing additional funding; (iii) continuing development of the aircraft; and (iv) expanding sales and marketing to enable the company to take refundable customer deposits. With the $1,438,590 received during 2018 from the sale of Common Stock under Regulation A, Common Stock directly to investors and the issuance of convertible notes combined with the issuance of options to management and key vendors, we moved forward in each effort in 2018. We have received additional net proceeds of $75,518 from the sale of Common Stock under Regulation A between January 1, 2019 and August 15, 2019.

We will continue our design and development efforts by engaging key supply partners to assist in the creation of both the 65% scale and full scale proof of concept aircraft. These aircraft will help to identify and solve potential challenges in certain critical path systems of the aircraft including the engines, batteries, transmission and fly-by-wire system. Key milestones for this process will include:

- Complete and fly the 65% scale proof of concept aircraft

- Initiate dialogue with vendors of key components of the full scale proof of concept aircraft

- Commission and complete trade studies

- Complete preliminary design of critical path systems

- Complete and fly the aircraft

We will continue to develop an internal and external sales and marketing capability to increase awareness of the aircraft and position the company to continue taking refundable customer deposits and pre-sales orders. This will be accomplished with the following milestones:

- Continue existing sales and marketing efforts

- Build and fly a subscale airplane

- Attend and exhibit at major international trade shows

- Receive additional refundable, escrowed deposit orders for the TriFan 600

We believe that increasing awareness of the aircraft and demonstrating customer demand through orders will enable the company to raise additional capital in the future more easily. To date, the company has received orders and deposits for 81 aircraft representing the potential for roughly $525 million of future revenue. However, this revenue may not be earned for many years, or at all if customers cancel their deposits or we do not deliver aircraft to those customers.

The milestones identified above assume that we are able to raise the full $22.5 million from our ongoing Regulation A offering. In that event, the company would expect to accomplish all of the above milestones within the first 24 months. However, we have developed our spending plans in each of these areas to be scalable to the amount of money that we raise in our Regulation A offering. While raising significant funds in our Regulation A offering will allow us to pause some capital raising activities, we will need additional capital to complete our development of the proof of concept and beyond as discussed above. As such, we are pursuing multiple options for such funding, rather than relying on one source. We believe funding will come from a combination of short-term and long-term sources, including potential industry partners and suppliers.

OTHER INFORMATION

Management of the company has assessed the requirements of the Form 1-U and determined that no other information is required to be included in this semi-annual report that would have been included in the Form 1-U.

INTERIM FINANCIAL STATEMENTS

The balance sheets of XTI Aircraft Company for the six-months ended June 30, 2019 and fiscal year ended December 31, 2018, and the statements of operations, and cash flows of XTI Aircraft Company for the six-months ended June 30, 2019 and 2018 are included in this semi-annual report. In the opinion of management, all adjustments necessary to make the interim financial statements not misleading have been included.

XTI AIRCRAFT COMPANY

Balance Sheets -
As of June 30, 2019 (Unaudited) and December 31, 2018
Statement of Operations and Statements of Cash Flows -
For the Six Months Ended June 30, 2019 (Unaudited) and 2018 (Unaudited)

XTI AIRCRAFT COMPANY

Table of Contents

	Page
Financial Statements	
Balance Sheets	2
Statements of Operations	3
Statements of Cash Flows	4
Notes to Financial Statements	5

1

XTI AIRCRAFT COMPANY

Balance Sheets

	June 30, 2019 (Unaudited)		December 31, 2018	
Assets				
Current assets				
Cash	$	123,759	$	556,847
Escrow receivable		56,758		86,885
Total current assets		180,517		643,732
Non-current assets				
Patent, Net		206,503		197,720
Trademarks		7,518		7,518
Total non-current assets		214,021		205,238
Total assets	$	394,538	$	848,970
Liabilities and Stockholders' Deficit				
Current liabilities				
Accounts payable	$	335,964	$	432,262
Accounts payable - related party		560,718		448,909
Accrued Interest		200,081		120,502
Customer Deposit		265,000		175,000
Convertible notes - related party, current portion		920,443		890,444
Revolving line-of-credit - related party		119,544		143,175
Warrant liability		227,472		227,472
Total current liabilities		2,629,222		2,437,764
Long-Term Liabilities				
Convertible notes – related party, net of current portion, net of unamortized discount of $158,416 and $348,515 as of June 30, 2019 and December 31, 2018, respectively		1,106,584		916,485
Total liabilities		3,735,806		3,354,249
Commitments and contingencies				
Stockholders' deficit				
Common stock, $0.001 par value, 100,000,000 shares authorized at June 30, 2019 and December 31, 2018, and 38,670,483 and 38,476,770 shares issued and outstanding, respectively		38,553		38,477
Additional paid-in capital - contribution from stockholder		8,617,687		6,556,893
Retained deficit		(11,997,508)		(9,100,649)
Total stockholders' deficit		(3,341,269)		(2,505,279)
Total liabilities and stockholders' deficit	$	394,538	$	848,970

See notes to financial statements.

2

XTI AIRCRAFT COMPANY

Statements of Operations

	For the Six Months Ended June 30, (Unaudited)			
	2019		2018	
Operating expenses				
Conceptual design	$	158,444	$	415,800
Sales and marketing		9,146		21,398
General and administrative		2,456,258		882,019
Total operating expenses		2,623,848		1,319,217
Operating loss		(2,623,848)		(1,319,217)
Interest expense		(273,772)		(100.345)
Net loss	$	(2,897.620)	$	(1,419,562)

Note: In the opinion of management all adjustments necessary to make interim financial statements not misleading have been included.

See notes to financial statements.

XTI AIRCRAFT COMPANY

Statements of Cash Flows

	For the Six Months Ended June 30, (Unaudited)	
	2019	**2018**
Cash flows from operating activities		
Net loss	$ (2,897,620)	$ (1,419,562)
Adjustments to reconcile net loss to net cash used in operating activities		
Amortization	6,572	2,408
Accretion of debt discount to interest expense	190,098	54,288
Stock issuance for compensation	190,000	130,000
Stock compensation expense	1,617,155	489,243
Warrant compensation expense	178,958	-
Changes in operating assets and liabilities		
Deposits	-	-
Prepaids	-	-
Trademark	-	-
Accounts payable	(96,298)	136,987
Accounts payable - related party	111,809	(51,632)
Customer Deposit	90,000	10,000
Accrued interest	79,579	46,057
	2,367,872	817,346
Net cash used in operating activities	(529,748)	(602,216)
Cash flows from investing activities		
Patent	(15,355)	(69,416)
Net cash used in investing activities	(15,355)	(69,416)
Cash flows from financing activities		
Proceeds from convertible notes	30,000	-
Proceeds from Reg A offering, net	75,518	286,586
Proceeds held in escrow	30,127	-
Revolving line-of-credit, net	(23,631)	(21,980)
Proceeds from common stock issuance	-	331,950
Net cash provided by financing activities	112,014	596,556
Net increase in cash	(433,088)	(75,076
Cash - beginning of period	556,847	436,973
Cash - end of period	$ 123,759	$ 361,897

See notes to financial statements.

XTI AIRCRAFT COMPANY

Notes to Financial Statements

Note 1 - Description of Business and Significant Accounting Policies

XTI Aircraft Company (the "Company," "XTI," or "we") is a privately owned aviation business incorporated in Delaware in 2009 to develop vertical takeoff airplanes. XTI is an early-stage aircraft manufacturer that is creating a revolutionary solution for the business aviation industry. Once developed, this vertical takeoff airplane, the TriFan, will offer point-to-point travel to reduce total travel time by decreasing time spent driving to and from an airport before enjoying the benefits of a private jet.

Since inception, the Company has been engaged primarily in developing the design and engineering concepts for the TriFan and seeking funds from investors to fund that development.

Management's Plans

The accompanying financial statements have been prepared on a going-concern basis, which contemplates the realization of assets and liquidation of liabilities in the ordinary course of business. As of June 30, 2019, the Company has cash and escrow receivables totaling $180,517, current liabilities totaling $2,629,222, and losses from inception totaling $11,997,508, raising substantial doubt about the Company's ability to continue as a going concern.

In order for the Company to continue as a going concern, management's plan is to expand its financing plans to include potential additional closings under Regulations A offerings. Nonetheless, to date the Company has not accomplished a financing of the size needed to put the Company on a stable operating basis. There can be no assurance that the Company will be able to secure additional debt or equity financing, will be able to obtain positive cash flow operations, or that, if the Company is successful in any of those actions, those actions will produce adequate cash flow to enable the Company to meet future obligations. If the Company is unable to obtain additional debt or equity financing, operations may need to be reduced or ceased. The inability or failure to secure adequate debt or equity financing could adversely affect the Company's business, financial condition, and results of operations.

Cash

The Company holds cash in a checking account. The Company continually monitors its positions with, and the credit quality of, the financial institutions with which it holds cash.

Intangible Assets

Intangible assets are recorded at historical cost. These assets are related to legal costs incurred in pursuing patents and trademarks to protect the Company's intellectual property. If the Company determines it will abandon these efforts, or if the United States Patent and Trademark Office indicates the patents or trademarks will not be accepted, all capitalized cost would be expensed immediately. The Company amortizes patents over a 15-year life once awarded. As of June 30, 2019 and December 31, 2018, $242,400 and $227,046, respectively, of patents had been awarded. Amortization expense of $6,572 and $2,403 has been recorded for the six month period ended June 30, 2019 and 2018, respectively. For pending patents and trademarks, the Company will begin amortizing over their respective useful lives once awarded.

XTI AIRCRAFT COMPANY

Note 1 - Description of Business and Significant Accounting Policies (continued)

Conceptual Design Costs

Conceptual design costs, also referred to as research and development costs, of the Company are expensed as incurred. These costs relate to the design and creation of the TriFan. For the six months ended June 30, 2019 and 2018, the Company incurred conceptual design cost expenses of $158,444 and $415,800, respectively.

Advertising and Promotion

The cost of advertising and promotion is expensed as incurred. For the six months ended June 30, 2019 and 2018, the Company incurred advertising and promotion expenses of $9,146 and $21,398, respectively. As of June 30, 2019 and 2018, the Company had no accrued advertising expense recorded as liabilities in the accompanying balance sheets.

Income Taxes

The Company converted from an S corporation for tax purposes to a C corporation effective September 26, 2016. The Company follows guidance for income taxes and uncertain tax positions. Deferred income taxes are provided for the differences between the bases of assets and liabilities for financial reporting and income tax purposes. Tax positions meeting the more-likely-than-not recognition threshold are measured in accordance with accounting guidance. A valuation allowance is established when necessary to reduce deferred tax assets to the amount expected to be realized. No provision for income taxes was provided for the period from January 1, 2015 through September 25, 2016, as the stockholders of the Company were taxed on their proportionate share of the Company's income.

Interest and penalties associated with tax positions are recorded in the period assessed as general and administrative expenses. However, no interest or penalties have been assessed as of June 30, 2019.

Use of Estimates

The preparation of financial statements in accordance with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting periods. Actual results could differ from those estimates.

Long-Lived Assets

Long-lived assets principally include intangible assets. The Company evaluates long-lived assets for impairment whenever events or changes in circumstances indicate that the carrying value of the asset may not be recoverable.

An impairment is measured by comparing expected future cash flows (undiscounted and before interest) to the carrying value of the assets. If impairment exists, the amount of impairment is measured as the difference between the net book value of the assets and their estimated fair value. The Company believes that no impairment of any long-lived assets existed at June 30, 2019 and 2018.

XTI AIRCRAFT COMPANY

Notes to Financial Statements

Note 2 – Revolving Line-of-Credit – Related Party

On January 1, 2016, the Company entered into a revolving line-of-credit with a stockholder of the Company, which allowed the Company to borrow up to $250,000. Under terms of the agreement, balances drawn on the revolving line-of-credit bear interest of 3% annually. The revolving line-of-credit has a maturity date of January 1, 2020 and through the date the financials were available to be issued has not been repaid by the Company. As of June 30, 2019 and December 31, 2018, the balance on the revolving line-of-credit was $119,544 and $143,175, respectively.

Note 3 – Convertible Notes – Related Party

In August 2015, the revolving line-of-credit agreement was superseded and replaced by a convertible note agreement. The stockholder remains the lender under this agreement. The convertible note has a principal amount of $763,176 and accrues interest at a rate of 3% per annum, provided that on and after the maturity dates (noted below) interest shall accrue from and after such date on the unpaid principal and all accrued but unpaid interest of the note at a rate of 10% per annum. The convertible note matures upon the Company securing different levels of investment from third parties as follows:

- $250,000 matures once the Company receives at least $5.0 million in total from investors;
- $250,000 matures once the Company receives at least $10.0 million in total from investors; and
- $263,176 matures once the Company receives at least $15.0 million in total from investors.

The stockholder has the right to receive repayment of the note upon maturity in either cash or in shares of common stock of the Company. The terms of the conversion state that the shares to be issued to the stockholder upon a conversion shall be equal to the value of shares based on a $35 million pre-money valuation of the Company. The conversion may occur at any time on or before the third maturity date noted above. The stockholder, at his option, may cause all or any portion of the unpaid principal and any accrued but unpaid interest to be converted into common stock of the Company. As of June 30, 2019 and December 31, 2018, the outstanding balance was $763,176.

During 2015, the Company entered into a convertible note with a consultant and Board member of the Company. The note has a principal amount of $97,268 and bears interest at a rate of 3.0% per annum. The holder of this note may demand repayment of the note at any time and has the option to receive repayment of the note in either cash or in shares of common stock of the Company based on the fair market value of the Company's common stock on the date of the conversion. As of June 30, 2019 and December 31, 2018, the outstanding balance was $67,268 and $97,268, respectively.

During 2017, the Company entered into a convertible note with a consultant and Board member of the Company. The note has a principal amount of $500,000 and accrues interest at a rate of 10.0% per annum, provided that on and after the maturity date of November 2023 interest shall accrue from and after such date on the unpaid principal and all accrued but unpaid interest of the note at a rate of 12.0% per annum. In October 2018, the principal and accrued interest on this note (totaling $550,000) plus an additional $165,000 of new cash were combined into a new convertible note with a principal balance of $715,000. The original convertible note was cancelled as part of this new note. The remaining note bears interest at a rate of 10.0% per annum.

The holder of this note has the right to receive repayment of the note upon maturity in either cash or in shares of common stock of the Company at a value of $1.00 per share. The conversion may occur at any time on or before November 1, 2023. On the date of issuance, the Company was actively selling shares of its common stock at $1.50 per share. Thus, the Company determined there was a beneficial conversion feature on the date of the issuance. The Company recorded a discount of $579,851 related to the beneficial conversion feature. This amount was fully amortized to interest expense during 2018 because the note is immediately convertible into common stock.

During 2017, the Company entered into a convertible note with a consultant and stockholder of the Company. The note has a principal amount of $30,000 and accrues interest at a rate of 10.0% per annum, provided that on and after the maturity dates (noted below) interest shall accrue from and after such date on the unpaid principal and all accrued but unpaid interest of the note at a rate of 12.0% per annum.

The holder of this note has the right to receive repayment of the note upon maturity in either cash or in shares of common stock of the Company at a value of $1.00 per share. The conversion may occur at any time on or before the maturity date noted below.

The convertible note matures upon the earlier of:

- 60 days after the Company flies its first prototype of the TriFan 600; or

- December 31, 2018

During 2018, the Company entered into a convertible note with a consultant of the Company. The note has a principal amount of $550,000 and accrues interest at a rate of 10.0% per annum, provided that on and after the maturity date (noted below) interest shall accrue from and after such date on the unpaid principal and all accrued but unpaid interest of the note at a rate of 12.0% per annum.

The holder of this note has the right to receive repayment of the note upon maturity in either cash or in shares of common stock of the Company at a value of $1.00 per share. The conversion may occur at any time on or before November 1, 2023. On the date of issuance, the Company was actively selling shares of its common stock at $1.50 per share. Thus, the Company determined there was a beneficial conversion feature on the date of the issuance. The Company recorded a discount of $500,780 related to the beneficial conversion feature. This amount was fully amortized to interest expense during 2018 because the note is immediately convertible into common stock.

Note 4 – Stockholders' Equity

On December 30, 2014, the Board of Directors amended and approved the authorization of 100,000,000 shares of common stock with a par value of $0.001.

On January 1, 2015, the Company granted 10,869,565 shares to the Company's Board of Directors, Officers, and consultants. These shares were recorded at par value of $0.001, which was the grant date fair value of the common stock. At various times during 2015, the Company's Founder contributed a total of $272,370 and was granted 24,900,000 shares of common stock.

On September 23, 2016, the Company completed an initial close under its Reg A filing. The Company sold 559,274 shares of common stock at a value of $1.00 per share for gross proceeds of $559,274 to 243 different individual investors. As of June 30, 2018, proceeds of $65,503 were held in escrow and recorded as an asset on the balance sheet.

In conjunction with the initial close under its Reg A filing the Company issued 138,667 warrants to a service provider to purchase common stock with an exercise price of $0.30 per warrant. The warrants are exercisable for a period of 10 years. The Company considered accounting guidance and determined that the warrants are liability classified. The fair value of the warrants was determined to be $136,444, with the remaining $328,482 net proceeds from the Reg A filing allocated to equity. The warrant liability will be re-measured at fair value each reporting period. The settlement of the warrant liability will occur once all the warrants have either been exercised or expire and will not require the Company to pay cash.

During 2017, the Company completed closings under its Reg A Filing and sold 378,178 shares of common stock at a value of $1.00 per share for gross proceeds of $378,178 to 452 different individual investors. As of December 31, 2017, proceeds of $65,503 were held in escrow and recorded as an asset on the balance sheet. Offering costs totaling $25,482 have been netted against the gross proceeds received during 2017.

The Company issued 50,500 additional warrants to the same service provider during 2017. The Company considered accounting guidance and determined that the warrants are liability classified. The fair value of the warrants was determined to be $40,259, with the remaining $312,937 net proceeds from the Reg A filing allocated to equity. The warrant liability will be re-measured at fair value each reporting period. The settlement of the warrant liability will occur once all the warrants have either been exercised or expire and will not require the Company to pay cash. See Note 7 for discussion of fair value.

During 2018, the Company completed additional closings under its Reg A Filing and sold 319,863 shares of common stock at a value of $1.00 per share for gross proceeds of $319,863 to 180 different individual investors. As of June 30, 2019 and December 31, 2018, proceeds of $0 and $7,650, respectively, were held in escrow and recorded as an asset on the balance sheet for this offering. This offering was closed in July 2018.

The Company issued 27,500 additional warrants to the same service provider during 2018 with an exercise price of $1.00 per share. The warrants are exercisable upon the date of grant through the contractual term of 10 years. The Company considered accounting guidance and determined that the warrants are liability classified. The fair value of the warrants was determined to be $30,960, with the remaining net proceeds from the Reg A filing allocated to equity. The warrant liability will be re-measured at fair value each reporting period. The settlement of the warrant liability will occur once all the warrants have either been exercised or expire and will not require the Company to pay cash. See Note 7 for discussion of fair value.

On September 19, 2018, the Company initiated a new Reg A filing that offered shares for sale at a value of $1.50 per share. During 2018, the Company completed closings under this Reg A filing and sold 66,655 shares of common stock at a value of $1.50 per share for gross proceeds of $99,983 to 38 individual investors. As of December 31, 2018, proceeds of $79,235 were held in escrow and recorded as an asset on the balance sheet.

<center>9</center>

During the first six months of 2019, the Company completed closings under this Reg A filing and sold 62,046 shares of common stock at a value of $1.50 per share for gross proceeds of $93,069 to 60 individual investors. As of June 30, 2019, proceeds of $56,758 were held in escrow and recorded as an asset on the balance sheet.

The Company issued 4,222 additional warrants to the same service provider during 2018 with an exercise price of $1.50 per share. The warrants are exercisable upon the date of grant through the contractual term of 5 years. The Company considered accounting guidance and determined that the warrants are liability classified. The fair value of the warrants was determined to be $4,362 with the remaining net proceeds from the Reg A filing allocated to equity. The warrant liability will be re-measured at fair value each reporting period. The settlement of the warrant liability will occur once all the warrants have either been exercised or expire and will not require the Company to pay cash.

During 2018, the Company issued 313,335 shares of common stock to various service providers in exchange for services performed for the Company. These shares were valued by the Company at the common stock offering price in its Regulation A offerings live at the time of each issuance, ranging from $1.00 to $1.50 per share. Total compensation expense recorded for the year ended December 31, 2018 under these arrangements was $360,003.

During 2018, the Company issued 331,900 shares of common stock at $1.00 per share for gross proceeds of $331,900. Two of these issuances included warrants to purchase a total of 105,000 shares of common stock at an exercise price of $1.00 per share. The warrants are exercisable upon the date of grant through the contractual term of 1 year. The Company considered accounting guidance and determined that the warrants are equity classified. The fair value of the warrants was determined to be $11,226, which was netted from the gross proceeds in recording these stock issuances to additional paid-in capital.

Stock Option Plan

During 2017 the Company adopted the 2017 Employee and Consultant Stock Ownership Plan ("2017 Plan"). The Company may issue awards up to a maximum of 6,000,000 common shares in the form of restricted stock units and stock options to employees, directors, and consultants.

On October 21, 2017 the Company issued 2,230,954 stock options to employees and consultants. Each option was fully vested on the date of grant with an exercise price of $1.00 and expire 10 years from the date of grant. The Company valued the stock options using the Black-Scholes model with the following assumptions: stock price - $1.00; exercise price - $1.00; expected term - 5 years; volatility - 100.6%; risk free yield - 2.03%; dividend rate - 0%. The grant date fair value for the options was $1,678,301 which was recorded as stock based compensation for the year ended December 31, 2017.

During 2018, the Company issued 762,346 stock options to consultants. Each option was fully vested on the date of grant with exercise prices ranging between $1.00 to $1.50. Each option grant expires 10 years from the date of grant. The Company valued the stock options using the Black-Scholes model with the following assumptions: expected term - 5 years; volatility – 86.5%; risk free yield between 2.69% and 3.14% (depending on the date of grant); dividend rate - 0%; stock price of $1.00 or $1.50 (based on the price per share available to the public through the applicable Reg A offering); exercise price of either $1.00 or $1.50. The grant date fair value for the options was $558,508 which was recorded as stock-based compensation for the year ended December 31, 2018.

During 2019, the Company issued an additional 1,686,970 stock options and warrants to employees and consultants. The Company valued the stock options and warrants using the same assumptions as used for the issuances in 2018. The grant date fair value for the options and warrants was $1,796,113 which was recorded as stock based compensation for the six-months ended June 30, 2019.

Note 5 - Related Party Transactions

See Notes 2 and 3 for disclosure of related party revolving line-of-credit and convertible notes.

In addition, on October 1, 2015, the Company executed a consulting agreement with its founder and stockholder. The consulting agreement with the Company provides that if and when the Company receives $20 million or more in investments from third parties (excluding further investment from its founder), the founder will receive compensation totaling $240,000 in recognition of services as Chairman, President, and Secretary performed between January 1, 2014 and December 31, 2015.

<center>10</center>

Note 5 - Related Party Transactions (continued)

The Company also conducts business with a vendor that is owned by one of the Company's officers and stockholders and currently provides the Company with consulting CFO work. For the six months ended June 30, 2019 and 2018, the Company paid this vendor $11,300 and $27,182, respectively. The Company owed this vendor $38,000 and $34,500 as of June 30, 2019 and December 31, 2018, respectively.

The Company conducts business with one of the Company's officers and Board members who currently serves as the Company's CEO. For the six months ended June 30, 2019 and 2018, the Company paid this vendor $106,268 and $165,326, respectively. The Company owed this vendor $170,974 and $100,974 as of June 30, 2019 and December 31, 2018.

The Company conducts business with a number of vendors and consultants that hold common stock, options and / or warrants in the Company that provide various services in the normal course of operations. The Company owed these vendors $351,744 and $313,435 as of June 30, 2019 and December 31, 2018, respectively.

Note 6 - Subsequent Events

The Company filed an amended Form 1-A with the Securities and Exchange Commission ("SEC") in order to extend its offering of common stock of up to $22.5 million. This offering was qualified by the SEC on September 16, 2019.

INDEX TO EXHIBITS

Exhibit 2.1	Certificate of Incorporation (AVX Aircraft Technologies, Inc.) -- September 29, 2009 (1)
Exhibit 2.2	Certificate of Amendment to the Certificate of Incorporation (AVX Aircraft Technologies, Inc.) (2)
Exhibit 2.3	Bylaws of AVX Aircraft Technologies, Inc. -- September 30, 2009 (3)
Exhibit 2.4	Certificate of Validation and Certificate of Amendment -- November 10, 2015 (4)
Exhibit 4	Form of Subscription Agreement (5)
Exhibit 6.1	Consulting Agreement with David E. Brody -- October 1, 2015 (6)
Exhibit 6.2	Consulting Agreement with Answer Engineering, LLP – May 1, 2014 (7)
Exhibit 6.3	Director Services Agreement with Jeff Pino -- January 1, 2015 (8)
Exhibit 6.4	Consulting Agreement with Dennis Olcott – January 1, 2015 (9)
Exhibit 6.5	Consulting Agreement with Charles Johnson -- January 1, 2015 (10)
Exhibit 6.6	Consulting Agreement with David A. Bovino --August 1, 2015 (11)
Exhibit 6.7	Agreement with Acuity Advisors (12)
Exhibit 6.9	Unsecured Convertible Promissory Note with David Brody -- August 31, 2015 (13)
Exhibit 6.10	Promissory Note with Jeffrey Pino -- September 30, 2015 (14)
Exhibit 6.11	Promissory Note with Jeffrey Pino -- December 11, 2015 (15)
Exhibit 6.12	Consulting Agreement with Robert LaBelle – February 1, 2017 (16)
Exhibit 6.13	Revolving Credit Promissory Note with David E. Brody – January 1, 2016 (17)
Exhibit 6.14	Convertible Promissory Note with Robert Denchy – October 25, 2017 (18)
Exhibit 6.15	Convertible Promissory Note with Saleem Zaheer – October 30, 2017 (19)
Exhibit 6.16	Posting Agreement with StartEngine Crowdfunding, Inc – June 27, 2018 (20)
Exhibit 6.17	Amended Convertible Promissory Note with Robert Denchy – November 1, 2018 (21)
Exhibit 6.18	Consulting Agreement with Robert LaBelle – January 1, 2019 (22)
Exhibit 7	Assignment and Assumption Agreement -- July 30, 2013 (23)

(1) Filed as an exhibit to the company's Form 1-A available here,
https://www.sec.gov/Archives/edgar/data/1638850/000164460015000027/exhibit2-1.htm.

(2) Filed as an exhibit to the company's Form 1-A available here,
https://www.sec.gov/Archives/edgar/data/1638850/000164460015000027/exhibit2-2.htm.

(3) Filed as an exhibit to the company's Form 1-A available here,
https://www.sec.gov/Archives/edgar/data/1638850/000164460015000027/exhibit2-4.htm.

(4) Filed as an exhibit to the company's Form 1-A available here,
https://www.sec.gov/Archives/edgar/data/1638850/000164460015000027/exhibit2-3.htm.

(5) Filed as an exhibit to the company's Form 1-A available here,
https://www.sec.gov/Archives/edgar/data/1638850/000114420419044535/tv529414_ex4.htm.

(6) Filed as an exhibit to the company's Form 1-A available here,
https://www.sec.gov/Archives/edgar/data/1638850/000164460015000027/exhibit6-1.htm

(7) Filed as an exhibit to the company's Form 1-A available here,
https://www.sec.gov/Archives/edgar/data/1638850/000164460015000027/exhibit6-2.htm.

(8) Filed as an exhibit to the company's Form 1-A available here,
https://www.sec.gov/Archives/edgar/data/1638850/000164460015000027/exhibit6-3.htm.

(9) Filed as an exhibit to the company's Form 1-A available here,
https://www.sec.gov/Archives/edgar/data/1638850/000164460015000027/exhibit6-4.htm.

(10) Filed as an exhibit to the company's Form 1-A available here,
https://www.sec.gov/Archives/edgar/data/1638850/000164460015000027/exhibit6-5.htm.

(11) Filed as an exhibit to the company's Form 1-A available here,
https://www.sec.gov/Archives/edgar/data/1638850/000164460015000027/exhibit6-6.htm.

(12) Filed as an exhibit to the company's Form 1-A available here,
https://www.sec.gov/Archives/edgar/data/1638850/000164460015000027/exhibit6-7.htm.

(13) Filed as an exhibit to the company's Form 1-A available here,
https://www.sec.gov/Archives/edgar/data/1638850/000164460015000027/exhibit6-9.htm.

(14) Filed as an exhibit to the company's Form 1-A available here,
https://www.sec.gov/Archives/edgar/data/1638850/000164460015000027/exhibit6-10.htm.

(15) Filed as an exhibit to the company's Form 1-A available here,
https://www.sec.gov/Archives/edgar/data/1638850/000164460016000066/exhibit611.htm.

(16) Filed as an exhibit to the company's Form 1-K available here,
https://www.sec.gov/Archives/edgar/data/1638850/000164460017000075/exhibit6-12.htm.

(17) Filed as an exhibit to the company's Form 1-K available here,
https://www.sec.gov/Archives/edgar/data/1638850/000164460017000075/exhibit6-13.htm.

(18) Filed as an exhibit to the company's Form 1-K available here,
https://www.sec.gov/Archives/edgar/data/1638850/000114420418024044/tv492480_ex6-14.htm.

(19) Filed as an exhibit to the company's Form 1-K available here,
https://www.sec.gov/Archives/edgar/data/1638850/000114420418024044/tv492480_ex6-15.htm.

(20) Filed as an exhibit to the company's Form 1-A available here,
https://www.sec.gov/Archives/edgar/data/1638850/000114420418039859/tv495253_ex6-16.htm.

(21) Filed as an exhibit to the company's Form 1-K available here,
https://www.sec.gov/Archives/edgar/data/1638850/000114420419024020/tv520084_ex6-17.htm.

(22) Filed as an exhibit to the company's Form 1-K available here,
https://www.sec.gov/Archives/edgar/data/1638850/000114420419024020/tv520084_ex6-18.htm.

(23) Filed as an exhibit to the company's Form 1-A available here,
https://www.sec.gov/Archives/edgar/data/1638850/000164460015000027/exhibit7.htm.

SIGNATURES

Pursuant to the requirements of Regulation A, the issuer has duly caused this Semi-Annual Report to be signed on its behalf by the undersigned, thereunto duly authorized.

XTI Aircraft Company

By David E. Brody,

Signature: /s/ David E. Brody
                   Chairman of the Board

Date: September 24, 2019

This semi-annual report has been signed by the following persons in the capacities and on the dates indicated.

/s/ David E. Brody
David E. Brody, President and Chairman

Date: September 24, 2019

/s/ Robert J. LaBelle
Robert J. LaBelle, CEO and Director

Date: September 24, 2019

/s/ Andrew Woglom
Andrew Woglom, Chief Financial Officer and Chief Accounting Officer

Date: September 24, 2019

/s/ Paul Willard
Paul Willard, Director

Date: September 24, 2019

EXHIBIT C TO FORM C

PROFILE SCREENSHOTS

[See attached]





This offering is not live or open to the public at this moment.

XTI Aircraft

The future is now. Lift Up. Jet Out.



Robb Report called it
'A Better Way to Fly'

Website Greenwood Village, CO TRANSPORTATION

$0.00 raised

0 Investors	98 Days Left
$1.50 Price per Share	$51.5M Valuation
Equity Offering Type	$450.00 Min. Investment



INVEST NOW

This Offering is eligible for the StartEngine Owner's 10% Bonus

This Reg CF offering is made available through StartEngine Capital, LLC.

Overview Team Terms Updates Comments Follow

If you are looking for opportunity
you've landed in the right place

Welcome to XTI Aircraft Company. Our revolutionary TriFan 600 Hybrid Electric Vertical Take-Off and Landing aircraft Changes Everything! It's a big opportunity to revolutionize air travel. There's a significant unmet need in the aircraft market —and we have the only viable way to fill it. Those who invest now will own a piece of XTI and will have the opportunity to benefit as we grow and achieve our milestones. We invite you to learn more and join us on this journey.

Solving a Problem

Successful businesses solve problems. They make customers' lives easier. And that's exactly what the TriFan 600 is all about. We are filling a market need - door-

to-door air travel over long distances - in ways no other aircraft possibly can.

Our research indicates that no commercial aircraft of any kind can fly directly from point A to point B with the range, speed, or comfort of the TriFan 600 vertical takeoff airplane. Similarly, our research indicates that no helicopter can match the performance of the TriFan 600 and no business jet can land in your backyard! This is a new type of aircraft, with an entirely new combination of capabilities that are unique in the market.

Our initial target market for the TriFan 600 is business aviation, city to city commuter customers and private individuals. Business Jet Traveler magazine says that people fly privately to (1) save time, and (2) gain access to destinations not served by airlines. The TriFan 600 accomplishes both objectives.

The TriFan 600 can save each person hundreds of hours a year by not having to travel to and from airports by ground transportation. For business people, every wasted hour due to travel time has an inherent opportunity cost, and that's why aircraft owners pay millions more for time and convenience. But as shown in the figure below, the speed of an aircraft does not always equal more time saved, and the we believe the TriFan will completely trump conventional business jets and helicopters in this regard.

TriFan 600 versus Helicopter on a 393 Mile Flight*


Helicopter
TriFan 600
(310 kt cruise)
Los Angeles
Flagstaff
The TriFan 600 is faster and has greater range, saving 2.3 hours
over the helicopter, which has to refuel
*One pilot and five passengers

All performance comparisons above are projected estimates.

TriFan 600 versus Private Jet on a 733 Mile Flight*


Private Jet
(350 kt cruise)
TriFan 600
(310 kt cruise)
Chicago
New York
The TriFan 600 saves 1.6 hours
by eliminating travel to and from an airport
*One pilot and two passengers

**All performance specifications above are projected estimates.*

Investment Outlook

Prior to its launch, XTI commissioned detailed market studies that reported a strong potential market and ongoing demand for the TriFan 600.
These studies, conducted by prominent aviation market research firms, give us reason to be bullish on the future. Globally there are over 60,000 business airplanes and helicopters in operation. Based on market trends and projected demand for fast, runway-free transportation, experts say XTI can expect to annually sell a minimum of 40 and up to 100 TriFan 600s, each priced at $6-8million.

In addition to the crowdfunding and other fundraising efforts currently underway, XTI initiated a pre-sales program in 2017. Already we have over 80 orders! Buyers are able to make a refundable deposit ranging from $10,000 to $25,000 per aircraft, reserve their place in line, and retain that priority position as the company reaches commercial production of the TriFan 600. With as few as 100 orders, the gross revenues of XTI represented by those orders would be over $600m.

Why Invest?

We have quantified market demand through our pre-sales program, begun construction of a flying prototype, and received our second patent, demonstrating solid progress along the paths outlined in our plan.

All members of XTI's management are shareholders in the company and highly motivated and incentivized to increase the company's value and create a path to liquidity and a market for all shareholders, including those who invest through Regulation CF crowdfunding financing. XTI will continually assess and explore ways to achieve liquidity for all shareholders, including potentially making shares tradeable in the secondary market, strategic relationships with publicly traded aircraft companies, and examining whether an initial public offering should be part of the company's financing strategy within the next few years. We believe these are all realistic and viable options.

Path to Profitability

We believe the XTI business plan includes a realistic path to profitability when targets are met. Current priorities are (1) financing initiatives, (2) flying the prototype in 2020, and (3) continuing discussions with potential vendors, partners, and suppliers for the full test program and production aircraft.

Development Timeline





Images are computer generated. Product is still currently under development

Impressive Performance



Weights:	
Max Vertical Take-off:	2,404 Kg / 5,300 lbs
Max Short Take-off:	2,858 Kg / 6,300 lbs
Empty Weight:	1,588 Kg / 3,500 lbs
Useful Load:	
Passengers	5 plus 1 Pilot
Vertical Take-off:	816 Kg / 1,800 lbs
Short Take-off:	1,270 Kg / 2,800 lbs
Fuel:	473 Liters / 125 Gallons
Max Cruise Speed:	556 kph / 300 knots

Range:	(@ 300 knots cruise)
Max payload/vertical take-off:	1,237 km / 668 nm
Pilot only/vertical take-off:	1,422 km / 768 nm
CTOL Max Range	2,222 km / 1,200 nm
Performance Features:	
Max cruise altitude:	8,840 Meters / 29,000 feet

Six-foot ducted fan diameter

Five-foot ducted fan diameter

38-foot wing span

Achieve max cruise altitude: 11 minutes

Proprietary and Confidential Information XTI Aircraft Company

**All performance specifications above are projected estimates.*
Images are computer generated. Product is still currently under development.

The TriFan 600 is a six-seat, vertical takeoff and landing airplane. It is not based on new technology, but it takes existing technology and applies it in a revolutionary configuration. We believe this reduces risks associated with manufacturing and obtaining FAA certification.



Features will include ample cabin space, easily configured with multiple options.
**Images are computer generated. Product is still currently under development*

How It Works




Introducing the
TRIFAN 600
The first VTOL airpla
designed specifically
business aviation m

**Video contains computer generated images. Product still currently under development*

Using three ducted fans, the TriFan 600 will off vertically. In seconds, the two wing fans rotate forward for a seamless transition to high-speed flight. And within just 90 seconds, the aircraft will reach cruising speed – where, like every other fixed-wing airplane, the wings provide lift. The fuselage-mounted fan, no longer needed, will close up. The airplane will fly directly to its destination and reverses the process, landing vertically right where it needs to be – over a clear helipad sized paved surface, a golf course, backyard, job site, or thousands of other locations around the world where it's safe and legal to land and takeoff.


Advances in technologies overcome historical challenges
Result is greater performance and increased safety
Three Generators
• Drive the electric motors
• Redundant system
Three 6 Foot Diameter Ducted Fans
• Forward Pivoting Fans for VTOL
• Closing body fan door for efficient forward flight
Advanced Flight Controls
• Easier to Fly
• Stability Enhancement
1,100 SHP Engine
• More Power, Lighter Weight
• More Reliable
• More Fuel Efficient
Dual Electric Motors
• Two per fan, 250 kw each
• Provide 1.30 thrust factor
Design Technology
• Computational Fluid Dynamics (CFD)
• Finite Element Analysis (FEA)
• Computer Aided Design (CAD)
• Enhances confidence and schedule
Carbon Fiber & Epoxy Structure
• Lighter weight
• Greater design flexibility
XTI
Proprietary and Confidential Information XTI Aircraft Company
3

**Images are computer generated. Product is still currently under development*

THESE MATERIALS MAY CONTAIN FORWARD-LOOKING STATEMENTS AND INFORMATION RELATING TO, AMONG OTHER THINGS, THE COMPANY, ITS BUSINESS PLAN AND STRATEGY AND ITS INDUSTRY. THESE FORWARD-LOOKING STATEMENTS ARE BASED ON THE BELIEFS OF, ASSUMPTIONS MADE BY, AND

INFORMATION CURRENTLY AVAILABLE TO THE COMPANY'S MANAGEMENT. WHEN USED IN THE OFFERING MATERIALS, THE WORDS "ESTIMATE," "PROJECT," "BELIEVE," "ANTICIPATE," "INTEND," "EXPECT" AND SIMILAR EXPRESSIONS ARE INTENDED TO IDENTIFY FORWARD-LOOKING STATEMENTS, WHICH CONSTITUTE FORWARD-LOOKING STATEMENTS. THESE STATEMENTS REFLECT MANAGEMENT'S CURRENT VIEWS WITH RESPECT TO FUTURE EVENTS AND ARE SUBJECT TO RISKS AND UNCERTAINTIES THAT COULD CAUSE THE COMPANY'S ACTUAL RESULTS TO DIFFER MATERIALLY FROM THOSE CONTAINED IN THE FORWARD-LOOKING STATEMENTS. INVESTORS ARE CAUTIONED NOT TO PLACE UNDUE RELIANCE ON THESE FORWARD-LOOKING STATEMENTS, WHICH SPEAK ONLY AS OF THE DATE ON WHICH THEY ARE MADE. THE COMPANY DOES NOT UNDERTAKE ANY OBLIGATION TO REVISE OR UPDATE THESE FORWARD-LOOKING STATEMENTS TO REFLECT EVENTS OR CIRCUMSTANCES AFTER SUCH DATE OR TO REFLECT THE OCCURRENCE OF UNANTICIPATED EVENTS.

In the Press

AVIATION WEEK

(SHOW MORE)

Meet Our Team



David Brody

Founder, Chairman, President, Secretary and Director

Mr. Brody has had a life-long passion for aircraft, science and technology. Beginning in 2012, he developed the Tri-Fan configuration and basic performance objectives, organized XTI as a Delaware corporation, and filed for patents. After developing the company's basic strategic plan, he recruited XTI's Board members and executive and engineering team. Mr. Brody was also the founder of an advanced technology helicopter company in 2005 (AVX Aircraft Company), and served as Chairman and CEO of AVX, and remains on the AVX board. He has practiced law in Denver with Hogan Lovells US LLP from January 2013 to the present. Prior to that time he was a partner in Patton Boggs, LLP, another international law firm, for 14 years. He has several patents issued in his name for inventions in aircraft technology and other fields, and has written three books, including a national Book-of-the-Month Club best seller on science and technology, "The Science Class You Wish You Had, The Seven Greatest Scientific Discoveries in History and the People Who Made Them" (Putnam Berkeley, New York 1997, 2nd edition, 2013). Mr. Brody spends up to 10 hours per week working with XTI, but can surge to more on an as needed basis.



Robert LaBelle

Chief Executive Officer and Director

Mr. LaBelle joined XTI as its Chief Executive Officer in February 2017 after spending the prior three years as CEO of AgustaWestland North America. Prior to that, Mr. LaBelle served as President of AgustaWestland Tiltrotor Company, the company supporting development of the AW 609 Tiltrotor. He joined AgustaWestland in 2004 after a career in the U.S. Navy where he was program manager for several aircraft, including the E-2 Hawkeye, C-2 Greyhound, F/A-18 Foreign Military Sales, and S-3B Viking.







Andrew Woglom

Chief Financial Officer and Chief Accounting Officer

Mr. Woglom has diverse experience in investment banking, private equity and operations. From 2009 to 2013, he was Chief Financial Officer for the NEK group of companies (NEK), an international portfolio of businesses spanning aviation, defense contracting, construction, software development start-ups and real estate holdings. He led NEK's stockholders through a successful exit in 2012. From 2013 to present, Mr. Woglom has worked as a consultant, assisting clients with strategic planning, operational improvements, M&A transactions and capital raising. Prior to NEK, he was a Vice President at Gallagher



Charlie Johnson

COO & Board Member

The former president and chief operating officer of Cessna brings to XTI more than 35 years of experience in top-level aviation management and strategy, operations and production. He was also Cessna's vice president of aircraft completion and product support, senior vice president of operations, and executive vice president of operations, leading development, certifications, and product support of new airplanes. He also was chief pilot for Arnold Palmer. Johnson began his aviation career after completing U.S. Air Force pilot training in 1968 and accumulated over 1,000 hours of military flight time in the F-105, serving in combat in Southeast Asia. Johnson



Paul Willard

Director

Paul Willard is a Silicon Valley Engineer and Tech Investor. Paul has served as a Partner at two venture capital funds, Subtraction Capital and Storm Ventures. He helped start Subtraction Capital, where he focused on being very involved with the startups that the fund invested in, mentoring across product, engineering and marketing efforts. For 14 years prior to being an investor, Paul was a product and marketing executive at 4 tech startups. He was Chief Marketing Officer at Atlassian and Practice Fusion, head of product and marketing at Coupons.com, and Director of Product Management at NextCard. Through these efforts, he gained extensive experience building and marketing hyper-

Industries from 2004 to 2009, a Denver based private equity firm. Before that, from 2000 to 2004, he spent several years in New York in investment banking at both Tri Artisan Partners and at Lehman Brothers. In addition to his role at XTI, he is currently (and has been since 2013) the principal of Acuity Advisors, LLC, a CFO and advisory services company offering strategic guidance in accounting and finance to clients. Mr. Woglom spends up to 10 hours per week working with XTI, but can surge to more on an as needed basis.

currently serves as president and chief operating officer of Aero Electric Aircraft Corporation.

growth web and mobile applications for large-scale markets. He began his career as an Aerodynamics Engineer for more than six years at The Boeing Company, acquiring critical skills in aircraft design, data analysis, and testing. His work included commercial and military aircraft as well as VTOL and autonomous aircraft. He has more than 25 years of technology experience in product design, analysis and distribution. Mr. Willard holds a Bachelor of Science in Aerospace Engineering from Iowa State University, a Masters of Science in Manufacturing Systems Engineering from Stanford University, and an E.M.B.A. from Singularity University.



Robert Denehy

Director

Mr Denehy is the General Manager of Aerogulf Services, a commercial helicopter operator and maintenance facility located in Dubai. Mr. Denehy has been with Aerogulf Services since July 1995. At Aerogulf, Mr. Denehy oversees all engineering and operations for a company that provides support to offshore oil and gas operations in the United Arab Emirates and throughout North Africa. Prior to Aerogulf, Mr. Denehy served as a US Air Force Intelligence Officer.

Offering Summary

Company : XTI Aircraft Company

Corporate Address : 2209 Green Oaks Lane, Greenwood Village, CO 80121

Offering Minimum : $9,999.00

Offering Maximum : $1,069,999.50

Minimum Investment Amount $450.00
: **(per investor)**

Terms

Offering Type : Equity

Security Name : Common Stock

Minimum Number of Shares Offered : 6,666

Maximum Number of Shares Offered : 713,333

Price per Share : $1.50

Pre-Money Valuation : $51,470,577.00

Maximum Number of Shares Offered subject to adjustment for bonus shares. See Bonus info below

Bonus shares based on timing

If you invest in the first 30 days you get 10% bonus shares

If you invest in the second 30 days you get 5% bonus shares

Bonus shares based on amount invested

If you invest over $2,500 you get 5% bonus shares

If you invest over $5,000 you get 10% bonus shares

If you invest over $10,000 you get 15% bonus shares

The 10% Bonus for StartEngine Shareholders

XTI Aircraft Company will offer 10% additional bonus shares for all investments that are committed by investors that are eligible for the StartEngine Crowdfunding Inc. OWNer's bonus.

This means eligible StartEngine shareholders will receive a 10% bonus for any shares they purchase in this offering. For example, if you buy 100 shares of Common Stock at $1.50 / share, you will receive 110 Common Stock shares, meaning you'll own 110 shares for $150. Fractional shares will not be distributed and share bonuses will be determined by rounding down to the nearest whole share.

This 10% Bonus is only valid during the investors eligibility period. Investors eligible for this bonus will also have priority if they are on a waitlist to invest and the company surpasses its maximum funding goal. They will have the first opportunity to invest should room in the offering become available if prior investments are cancelled or fail.

Investors will only receive a single bonus, which will be the highest bonus rate they are eligible for.

Irregular Use of Proceeds

The Company might incur Irregular Use of Proceeds that may include but are not limited to the following over $10,000: Vendor payments. Any expense labeled "Travel and Entertainment".

Offering Details

Form C Filings

(SHOW MORE)

Risks

A crowdfunding investment involves risk. You should not invest any funds in this offering unless you can afford to lose your entire investment. In making an investment decision, investors must rely on their own examination of the issuer and the terms of the offering, including the merits and risks involved. These securities have not been recommended or approved by any federal or state securities commission or regulatory authority. Furthermore, these authorities have not passed upon the accuracy or adequacy of this document. The U.S. Securities and Exchange Commission does not pass upon the merits of any securities offered or the terms of the offering, nor does it pass upon the accuracy or completeness of any offering document or literature. These securities are offered under an exemption from registration; however, the U.S. Securities and Exchange Commission has not made an independent determination that these securities are exempt from registration.

Updates

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EXHIBIT D TO FORM C

VIDEO TRANSCRIPT

00:02

When we first looked to the skies

00:08

we saw another world, the world has stood

00:14

above us we couldn't touch it. It was

00:21

beyond our reach but there's a funny

00:24

thing about curiosity, the vehicle that

00:28

drives our very existence it does not

00:32

stop craving what it does not understand.

00:37

It delves headfirst into the unknown

00:41

stumbling, searching. Our greatest

00:49

strength is that we do not fear the

00:55

unknown.

00:57

We yearn to become one with it. Our wings

01:06

aided us in the basic human instinct to

01:12

unite. We persisted to perfect our

01:18

voyaging and we worked tirelessly at

01:21

perfecting it because we knew that it

01:25

would help our fellow Wanderers. And like

01:32

the curiosity of those before us, we will

01:39

continue to find a better way. A better

01:43

way to thrive,

01:46

to see

01:49

and most importantly,

01:58

to reach.

STARTENGINE SUBSCRIPTION PROCESS (Exhibit E)

<u>Platform Compensation</u>

- As compensation for the services provided by StartEngine Capital, the issuer is required to pay to StartEngine Capital a fee consisting of a 6-8% (six to eight percent) commission based on the dollar amount of securities sold in the Offering and paid upon disbursement of funds from escrow at the time of a closing. The commission is paid in cash and in securities of the Issuer identical to those offered to the public in the Offering at the sole discretion of StartEngine Capital. Additionally, the issuer must reimburse certain expenses related to the Offering. The securities issued to StartEngine Capital, if any, will be of the same class and have the same terms, conditions and rights as the securities being offered and sold by the issuer on StartEngine Capital's website.

<u>Information Regarding Length of Time of Offering</u>

- Investment Cancellations: Investors will have up to 48 hours prior to the end of the offering period to change their minds and cancel their investment commitments for any reason. Once within 48 hours of ending, investors will not be able to cancel for any reason, even if they make a commitment during this period.
- Material Changes: Material changes to an offering include but are not limited to: A change in minimum offering amount, change in security price, change in management, material change to financial information, etc. If an issuer makes a material change to the offering terms or other information disclosed, including a change to the offering deadline, investors will be given five business days to reconfirm their investment commitment. If investors do not reconfirm, their investment will be cancelled and the funds will be returned.

<u>Hitting The Target Goal Early & Oversubscriptions</u>

- StartEngine Capital will notify investors by email when the target offering amount has hit 25%, 50% and 100% of the funding goal. If the issuer hits its goal early, and the minimum offering period of 21 days has been met, the issuer can create a new target deadline at least 5 business days out. Investors will be notified of the new target deadline via email and will then have the opportunity to cancel up to 48 hours before new deadline.
- Oversubscriptions: We require all issuers to accept oversubscriptions. This may not be possible if: 1) it vaults an issuer into a different category for financial statement requirements (and they do not have the requisite financial statements); or 2) they reach $1.07M in investments. In the event of an oversubscription, shares will be allocated at the discretion of the issuer.
- If the sum of the investment commitments does not equal or exceed the target offering amount at the offering deadline, no securities will be sold in the offering, investment commitments will be cancelled and committed funds will be returned.
- If a StartEngine issuer reaches its target offering amount prior to the deadline, it may conduct an initial closing of the offering early if they provide notice of the new offering deadline at least five business days prior to the new offering deadline (absent a material change that would require an extension of the offering and reconfirmation of the investment commitment). StartEngine will notify investors when the issuer meets its

target offering amount. Thereafter, the issuer may conduct additional closings until the offering deadline.

<u>Minimum and Maximum Investment Amounts</u>

- In order to invest, to commit to an investment or to communicate on our platform, users must open an account on StartEngine Capital and provide certain personal and non-personal information including information related to income, net worth, and other investments.
- Investor Limitations: Investors are limited in how much they can invest on all crowdfunding offerings during any 12-month period. The limitation on how much they can invest depends on their net worth (excluding the value of their primary residence) and annual income. If either their annual income or net worth is less than $107,000, then during any 12-month period, they can invest up to the greater of either $2,200 or 5% of the lesser of their annual income or net worth. If both their annual income and net worth are equal to or more than $107,000, then during any 12-month period, they can invest up to 10% of annual income or net worth, whichever is less, but their investments cannot exceed $107,000.